UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

ITEM 1.  Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold") provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements, as at, and for the three-and six months ended, June 30, 2021, and 2020, and as at December 31, 2020, and January 1, 2020, and the related notes thereto (together, the "Interim Financial Statements"), and other corporate filings, including our Offering Statement on Form 1-A (SEC file no. 024-11290) (the "Form 1-A") and submissions on Form 1-U, and the consolidated financial statements for the year ended December 31, 2020 (the "AFS"), included in the Form 1-A.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to, "we," "us," "our," or "the Company", refer to Contact Gold Corp.  Terms defined within this MD&A are defined solely for this section.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects, and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Form 1-A, as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally.  The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management's own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. Amounts in United States dollars are expressed as "USD". As at June 30, 2021, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.8068 (USD 0.7854 at December 31, 2020; and USD 0.7699 at January 1, 2020).

OPERATING RESULTS

Overview

The Company is engaged in the acquisition, exploration and development of exploration properties in Nevada. The Company maintains a head office at 1050-400 Burrard St., Vancouver, B.C., Canada.

Originally incorporated as Winwell Ventures Inc. ("Winwell") under the Business Corporations Act (Yukon) on May 26, 2000, Contact Gold was continued under the laws of the State of Nevada on June 7, 2017 as part of a series of transactions that included a reverse acquisition of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company (the "RTO Transaction"), and the acquisition of a 100% interest in Clover Nevada II LLC ("Clover"), a Nevada limited liability company holding a portfolio of gold properties located on Nevada's Carlin, Independence and Northern Nevada Rift gold trends (the "Contact Properties") in the State of Nevada (the "Clover Acquisition").

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017. The Company's common shares were listed for trading on the OTCQB, under the symbol "CGOL", on May 19, 2020.

Repatriation Transaction

As described in this MD&A, on June 4, 2021, the Company completed an internal reorganization designed to redomicile Contact Gold Corp. from incorporation in the State of Nevada to the Province of British Columbia ("B.C.") (the "Repatriation Transaction").

The Repatriation Transaction included:

a) the completion of a plan of conversion (the "Conversion") to continue into B.C. (the "Continuation"), and

b) immediately following the Continuation, the completion of a plan of arrangement (the "Plan of Arrangement") between the Company, its securityholders, and 1299311 B.C. Ltd., a newly-incorporated and wholly-owned subsidiary ("BC Amalco"), which among other things, included the vertical amalgamation between the re-domiciled Contact Gold Corp. and BC Amalco (the "Amalgamation").

Pursuant to the Repatriation Transaction, Contact Gold shareholders received or shall be entitled to receive, for every one share of common stock of Nevada-incorporated Contact Gold ("old Common Stock"), one common share of the now British Columbia incorporated Contact Gold Corp. (a "Contact Share"). Pursuant to the Arrangement, shares of the old Common Stock were de-listed from the TSXV, and the Contact Shares were listed and posted for trading on the TSXV effective as of market open on June 9, 2021, with no change to the Company's ticker symbol (TSXV: C).

Change of Accounting Policies

Financial information prepared and filed by the Company for the years ended December 31, 2019 and December 31, 2020, and for each of the interim periods for the year 2020, and the three-months ended March 31, 2021, inclusive, were prepared in accordance with United States Generally Accepted Auditing Principles ("US GAAP") in order to streamline regulatorily-required reporting obligations as an entity incorporated in the United States.

Pursuant to having completed the Continuance, Contact Gold has reverted to preparing and reporting its consolidated financial statements pursuant to International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

For ease of transition, the Company has elected not to adopt IFRS 1, First-time Adoption of IFRS ("IFRS 1"), and with reference to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"), has instead applied IFRS retrospectively  as if Contact Gold had continued to report its consolidated financial statements pursuant to IFRS on an uninterrupted basis (the "Re-adoption").  Accordingly, the Company has elected to change all of its accounting policies to comply with IFRS.

IFRS differs in some respects from US GAAP and thus may not be comparable to those previously filed financial statements.

A discussion concerning the re-adoption of IFRS and transition from US GAAP is included in this MD&A, under heading "Re-adoption of IFRS and reclassification of comparative periods".

Mineral Properties

Contact Gold is focused on advancing the "Green Springs", and "Pony Creek" gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

The Green Springs gold project is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Fiore Gold's Pan Mine and Gold Rock deposit, and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

The Pony Creek project is strategically located immediately south of Gold Standard Ventures' South Railroad Project ("South Railroad"), operated by Gold Standard Ventures ("GSV") on the Southern Carlin Trend, and totals 81.7 km2 underpinned by an extensive Carlin-type gold system.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.  Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed.  Mineral property expenditures on the Contact Properties are summarized in this MD&A.

a) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in Green Springs.  The addition of Green Springs provided the Company with another advanced exploration property hosting a Carlin-type gold system.

Green Springs is located at the southern end of Nevada's Cortez Trend, 60 km southwest of the historic mining centre of Ely, Nevada, in a region hosting numerous producing and past-producing Carlin-type gold deposits. Green Springs is approximately 10 km east of Fiore Gold's Gold Rock deposit, 10 km south of the Mt. Hamilton gold deposit held by Waterton Nevada Splitter, LLC ("Waterton Nevada"), and 20 km southeast of Fiore Gold's producing Pan Mine. Other deposits/past producers in the region include Illipah (Fiore), and Griffon (Fremont Gold). The Bald Mountain mine complex, operated by Kinross Gold, is located 45 km to the north of Green Springs.

Exploration at Green Springs is subject to a valid Plan of Operations to perform exploration, allowing up to 75 acres of disturbance which will permit several large drill programs to test multiple targets within the Plan of Operations area.

Contact Gold issued 2,000,000 Contact Shares and paid USD 25,000 ($32,855) in cash to Ely Gold to secure the Green Springs property in 2019. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees (as defined in this MD&A).  On July 23, 2020, the Company issued an additional 362,941 Contact Shares (at a deemed price of $0.185) to Ely Gold in satisfaction of the USD 50,000 first anniversary payment due under the Green Spring Option agreement.  The June 23, 2021, second anniversary payment was paid in cash (USD 50,000).  A further USD 50,000 is due on the third anniversary, and a final USD 100,000 is due on the fourth anniversary of the agreement to satisfy the Green Springs Option. Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares. Payment of all amounts can be accelerated and completed at any time.

Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other (payable in June of each year) requires an annual payment in cash equal to the value of 20 ounces of gold.  Existing royalties at Green Springs range from 3% to 4.5% based on underlying agreements.

As estimate for reclamation costs of $78,772 (December 31, 2020: $80,920, and January 1, 2020: $-nil) is included in the value of Green Springs.

Drilling and exploration to date has been designed to test the under-explored but known zones of Chainman and Pilot Shale beneath the 3 km mine trend, as well as greenfields targets to the East and North of the mine trend.  The Company completed 7,511 metres of drilling in the first phase of its 2021 reverse circulation ("RC") drill program in the six-months ended June 30, 2021.  To date, the Company has drilled multiple targets/zones at Green Springs, including: "Alpha," "Bravo," "Charlie," "Delta," "Echo," "Golf," and "Zulu", collectively the "Mine Trend". The Mine Trend encompasses a total length of over 3 km.

The Company made two new gold discoveries in 2021 at Green Springs, providing validation of the geologic potential of the property with oxide gold grades in multiple zones higher than many open pit oxide gold operations in Nevada.

Assay results to date indicate that gold mineralization in all zones are well oxidized; with most intervals along the Mine Trend, averaging between 85-95% gold recovery in cyanide solubility tests compared to Fire Assay/Atomic Absorption gold values. At Alpha, the average gold recovery is more variable, and for all intervals, ranged from 6% to 96%.

Surface work, including soil and rock sampling, and geologic mapping, is underway at Green Springs on multiple targets in advance of the second phase of drilling.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Green Springs, including non-cash items for each respective period, are as follows:

	Six months ended June 30, 2021	Six months ended June 30, 2020
Drilling, assaying & geochemistry	$988,084	$5,005
Wages and salaries, including non-cash share-based compensation	310,081	124,715
Geological contractors/consultants & related crew care costs	406,660	68,609
Amortization of Claims Maintenance fees	109,053	105,559
Permitting and environmental monitoring	43,333	994
Expenditures for the period	$1,857,211	$304,882
Cumulative balance	$4,965,074	$810,210
Drill metres completed	7,511	-nil

Additional information about Green Springs is summarized in a technical report prepared in accordance with NI 43-101, entitled "Technical Report for the Green Spring Project, White Pine County Nevada, United States of America" (the "Green Springs Technical Report"), prepared for Contact Gold, with an effective date of June 12, 2020, and dated August 5, 2020, as prepared by John Read, C.P.G., and can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com.

b) Pony Creek

The Pony Creek gold property ("Pony Creek") is located within the Pinion Range, in western Elko County, Nevada, south of the GSV's South Railroad project. The Pony Creek property encompasses approximately 82 km2 in the southern portion of Nevada's Carlin gold trend; and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.  At the time of the Clover Acquisition, large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby South Railroad project are exposed.  Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years. All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

The Company has encountered gold mineralization in 108 of the 117 holes drilled (including those lost before planned depth).  The majority of these drill holes are step-outs from the historical mineral resource estimate area at the property's Bowl Zone.

The receipt of an approved Plan of Operations permit in June 2020 was a key milestone for Pony Creek.  The approved Plan of Operations permit provides a significant amount of permitted disturbance to follow up on multiple targets, including the Bowl Zone, the Appaloosa Zone, the Stallion Zone, the Elliott Dome target, the Mustang target, the Palomino target, the DNZ target, and the Pony Spur zone.  The Bowl Zone remains open for further expansion to the north, south and west.

An estimate for reclamation costs of $59,153 (December 31, 2020: $60,766, and January 1, 2020: $-nil) is included in the value of Pony Creek.

There is a 3% net smelter returns ("NSR") royalty in favour of an affiliate of Sandstorm Gold Ltd ("Sandstorm") on those claims that comprise Pony Creek acquired in the Clover Acquisition.  The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020, when such option expired.

Pony Creek also includes the claim packages formerly known as Lumps, Umps, and East Bailey, which the Company acquired for 250,000 Contact Shares valued at $112,500 on February 6, 2018. There are NSR royalties of 2% and 3% NSR on certain of these acquired claims, up to 2% of which can be bought back for USD 1,000,000 per 1% increment, prior to September 2030.  Advance royalty payments are also due annually; the amount paid in 2020 was USD 20,000.  The next payment (USD 25,000) is due in September 2021.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Pony Creek, including non-cash items for each respective period, are as follows:

	Six months ended June 30, 2021	Six months ended June 30, 2020
Drilling, assaying & geochemistry	$7,554	$642
Wages and salaries, including non-cash share-based compensation	5,801	121,112
Geological contractors/consultants & related crew care costs	7,071	34,542
Amortization of Claims Maintenance fees	113,895	131,074
Permitting and environmental monitoring	10,811	23,292
Expenditures for the period	$145,132	$310,662
Cumulative balance	$10,659,106	$10,339,938

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold's issuer profile on the document filing and retrieval system for Canadian publicly-listed companies known as SEDAR at www.sedar.com.

c) Cobb Creek

Upon closing of the Transactions in June 2017, Contact Gold acquired a 49% interest in the Cobb Creek exploration property ("Cobb Creek"). The Company consolidated its interest on November 7, 2017, by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made. The obligation to make the annual payments was recorded as a financial liability at amortized cost, and has been accreted up, and adjusted for foreign currency exchange, each subsequent period.

By an agreement dated September 27, 2019, Clover subsequently agreed to farm-out 100% of its interest in Cobb Creek (the "Cobb Creek Option") to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. The Company received 750,000 common shares of Fremont ("Fremont Shares") as an initial payment, and in January 2020 was reimbursed an amount of USD 65,569 ($85,320) for certain claims-related holding costs. The Company was also reimbursed for the prorated November 2018 and November 2019 payment to the Cobb Counterparty made by the Company on behalf of Fremont.

In satisfaction of the first anniversary payment obligation under the Cobb Creek Option, Fremont issued 750,000 Fremont Shares to the Company on September 25, 2020.  The Fremont Shares were valued at USD 50,388 ($67,500) on receipt.  Contact Gold agreed to defer the first anniversary cash payment to December 31, 2020, and also agreed to reduce the amount payable by Fremont from USD 30,000 to USD 15,000 in exchange for 500,000 additional Fremont Shares (the "Additional Shares").  The Additional Shares were issued to the Company on October 26, 2020 ($45,000).

The carrying value of Cobb Creek at September 26, 2019 (immediately prior to execution of the Cobb Creek Option) was $288,537.  The value of the consideration received and receivable to date has been applied against the property's carrying value. The reimbursement of claims-related fees for the current period were applied against the balance previously recognized as prepaid Claims Maintenance fees (as defined in this MD&A).

In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont (i) must keep all claims in good standing, (ii) make the annual payments to the Cobb Counterparty, and (iii) remit the following remaining consideration to the Company:

Anniversary 2 (Year 3)	USD 20,000
Anniversary 3 (Year 4)	USD 20,000
Anniversary 4 (Year 5)	USD 25,000
Anniversary 5 (Year 6)	USD 35,000
Anniversary 6 (Year 7)	USD 45,000
Anniversary 7 (Year 8)	USD 55,000
Anniversary 8 (Year 9)	USD 65,000
Anniversary 9 (Year 10)	USD 75,000

Upon completion of the farm-out, Fremont will award to Clover a 2% NSR on Cobb Creek.

d) South Carlin Projects: Dixie Flats & North Star

The Company's "South Carlin Projects" include the North Star property and the Dixie Flats property. The North Star property is located approximately eight km north of the northern-most point of Pony Creek, in western Elko County, Nevada. An affiliate of Sandstorm holds a 3% NSR on the North Star property.

The Dixie Flats property sits immediately to the north of the North Star property.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Sandstorm.

On January 11, 2021, Clover granted an arms' length private company (the "Optionor") the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star and Woodruff properties (the "South Carlin and Woodruff Option"), subject to a 0.25% NSR royalty on the Dixie Flats Claims, in addition to those payable to the Sandstorm affiliate.  The Company received USD 20,000 and a reimbursement of Claims Maintenance fees of USD 31,417 upon execution of the agreement.  To maintain the option in good standing, the Optionor must make the following payments:

Amount	Due Date of Payment
USD 30,000	18-month anniversary of the agreement
USD 40,000	second anniversary of the agreement
USD 50,000	third anniversary of the agreement
USD 60,000	fourth anniversary of the agreement
USD 75,000	annually on each of the fifth through the eighth anniversaries of the agreement

Once the Optionor has made an aggregate of USD 500,000 in cash payments to the Company, it shall be deemed to have earned in to a 100% interest in each of the Dixie Flats, North Star, and Woodruff properties, subject to the NSRs.

If the Optionor should sub-option any or all of Dixie Flats, North Star, and Woodruff to a third-party whose shares trade on a stock exchange or quotation system at the time of the transaction, or subsequent thereto (a "Trading Sub-Optionee"), that Trading Sub-Optionee shall be obligated to issue one million of its common shares to the Company, or at least 5% of the Trading Sub-Optionee's then issued and outstanding common shares, subject to any required regulatory approval.  On January 11, 2021, the Optionor assigned the South Carlin and Woodruff Option to a third-party, however, as the third-party is currently not publicly traded, no share consideration has been received by the Company.

Pursuant to the Company's assessment of the value of the South Carlin Projects, at December 31, 2020, the Company wrote-down the value of North Star by $616,475 to $nil, and Dixie Flats by $2,757,688 to $776,888.  The value of the Woodruff property was fully written-down during the year ended December 31, 2018 ($85,176 to $nil) further to a determination in that year to abandon the mineral claims, and was determined to hold $nil value in the South Carlin and Woodruff Agreement.

e) Portfolio

The remaining Contact Properties, described herein as the "Portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.  The Portfolio properties each carry an NSR of either 3% or 4%.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern, Capital Management and Contractual Obligations

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  As at the date of this MD&A, the Company has approximately $1.09 million available in cash, and working capital of approximately $0.97 million.  Contact Gold's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  Contact Gold's continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity.

In March 2020 the World Health Organization declared coronavirus COVID-19 outbreak ("COVID-19") a global pandemic. This contagious disease outbreak, which has continued to mutate and spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.  As of the date of this MD&A, management don't believe that COVID-19 has had a negative impact on the Company's ability to access and explore its current properties, but are aware that it may impact the Company's ability to raise money, or explore its properties should travel restrictions be extended, or expanded in scope. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak, or its effects on the Company's business or ability to raise funds.

Although the Company has been successful in the past in obtaining financing, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company, therefore giving rise to a material uncertainty, which may cast significant doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that the Interim Financial Statements are issued.

Consequently, management pursues various financing alternatives to fund operations and advance its business plan, the most recent of which include a non-brokered private placement, issuing in aggregate 12,500,000 private placement units ("PP Units") at a price of $0.10 per PP Unit, and a public offering that closed in September 2020, raising aggregate gross proceeds of $14.77 million. The Company acknowledges that satisfaction of its capital requirements and completion of its planned exploration program for the remainder of 2021, will require additional funding, likely by way of a capital raise.  There is no guarantee that any contemplated transaction will be concluded. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest certain mineral property assets, to preserve working capital and alleviate any going concern risk.

Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the Form 1-A, under the heading "Risk Factors", and in this MD&A under heading, "Known Trends and Uncertainties".  In particular, the Company's access to capital and its liquidity may be impacted by global macroeconomic trends, the significant global impacts from COVID-19, fluctuating commodity prices and investor sentiment for the mining and metals industry.

Capital Management

Contact Gold manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash. To facilitate the management of its capital requirements, Contact Gold prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. It is necessary for the Company to raise new capital to fund operations on a reasonable regular basis. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to continue exploration and development on the Contact Properties, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

Contractual Obligations

In addition to the option payments for Green Springs, and consideration payable for Cobb Creek described in this MD&A under "Mineral Properties", we have obligations in connection with certain of our mineral property interests that require payments to be made to the government or underlying land or mineral interest owners. Our property obligations, however, are eliminated should we choose to no longer invest funds exploring the particular property.

Off Balance Sheet Arrangements and Legal Matters

Contact Gold has no off-balance sheet arrangements, and there are no outstanding legal matters of which management is aware.

Outstanding Securities

There were 241,282,072 Contact Shares and 53,550,125 share purchase warrants issued and outstanding as at June 30, 2021 and as at the date of this MD&A (240,757,892 and 53,550,125, respectively, at December 31, 2020).

Recent financings and issuances of Contact Shares

A. On March 10, 2021, pursuant to the exercise of RSUs, the Company issued an aggregate of 54,215 Contact Shares.

B. On March 31, 2021, pursuant to the exercise of RSUs, the Company issued an aggregate of 25,520 Contact Shares.

C. On June 24, 2021, pursuant to the exercise of DSUs by a director following his retirement from the Board, the Company issued an aggregate of 444,445 Contact Shares.

Escrowed Contact Shares and other restrictions and obligations

There were no Contact Shares held in escrow pursuant to the rules of the TSXV at June 30, 2021.

So long as Waterton Nevada, or an affiliate thereof, holds at least 15% of the issued and outstanding Contact Shares it has the right to maintain its pro rata interest in the Company in subsequent financings.  Waterton Nevada also holds certain registration rights as it relates to offerings of Contact Shares.

Stock-based compensation

i) Stock Options

As at June 30, 2021, there were 11,532,500 (December 31, 2020: 11,532,500) Options outstanding to purchase Contact Shares, of which 6,750,833 had vested at June 30, 2021 (December 31, 2020: 3,756,666).  As at the date of this MD&A, there are 11,657,500 Options outstanding to purchase Contact Shares, of which 6,750,833 had vested. The remaining average contractual life of Options outstanding as of the date of this MD&A is 2.95 years.

ii) Deferred Share Units

Directors' fees are paid quarterly, and beginning in July 2019 the Company changed the form of remuneration payable to the independent directors to DSUs, rather than cash.  The Company awarded 911,409 DSUs to certain directors during the six months ended June 30, 2021 (year ended December 31, 2020: 1,027,231).  A further 444,443 DSUs were awarded subsequent to period end to these same directors.  As noted in this MD&A, 444,445 DSUs were exercised on June 24, 2021.

DSUs granted under the Contact Gold Deferred Share Unit Plan, have no expiration date and are redeemable upon termination of service.

iii) Restricted Share Units

As at June 30, 2021, the Company had awarded 561,710 RSUs (December 31, 2020: 561,710), of which 481,975 were outstanding at the date of this MD&A.

RSUs granted under the Contact Gold Restricted Share Unit Plan, generally vest annually in thirds, and have expiration dates at the end of the calendar year in which the final tranche vests.

Selected Financial Information

Management is responsible for, and the Board approved, the Interim Financial Statements.  Except as noted, we followed the significant accounting policies presented in Note 3 of the Interim Financial Statements consistently throughout all periods summarized in this MD&A (see also discussion concerning the re-adoption of IFRS and transition from US GAAP included in this MD&A, under heading "Re-adoption of IFRS and reclassification of comparative periods").  Contact Gold operates in one segment - the exploration of mineral property interests.

Management has determined that Contact Gold and Carlin have a CAD functional currency because each finance activities and incur expenses primarily in Canadian dollars. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. Contact Gold's presentation currency is Canadian dollars.  Accordingly, and as Contact Gold's most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (gain).

Selected Statement of Loss and Comprehensive Loss Data

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and Comprehensive Loss	Six months ended June 30, 2021	Six months ended June 30, 2020
Loss before income taxes	$3,640,140	$3,394,056
Tax recovery	-	-
Other comprehensive (gain) loss	870,868	(1,824,258)
Comprehensive loss	$4,511,008	$1,569,798

Discussion of Operations

Contact Gold incurred a comprehensive loss for the six months ended June 30, 2021, of $4,511,008 (six months ended June 30, 2020: $1,569,798).  Other comprehensive loss in each period reflects primarily the translation of the USD-denominated values of Clover's assets and liabilities for consolidation purposes.

Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss.

Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended
	June 30, 2021	June 30, 2020
Drilling, assaying & geochemistry	$995,638	$5,648
Wages and salaries, including share-based compensation	316,846	254,367
Amortization of Claims Maintenance fees	240,822	285,253
Geological contractors/consultants & related crew care costs	413,861	103,937
Permitting and environmental monitoring	55,342	24,286
Expenditures for the period	$2,022,509	$673,491
Cumulative balance	$17,037,043	$12,422,247

Details of exploration and evaluation expenditures incurred and expensed on the Contact Properties are as follows:

	Six months ended
	June 30, 2021	June 30, 2020
Green Springs	$1,857,211	$304,882
Pony Creek	145,132	310,662
Cobb Creek	41	1,394
South Carlin Projects	1,197	29,140
Portfolio properties	18,928	27,413
Expenditures for the period	$2,022,509	$673,491
Cumulative balance	$17,037,043	$12,422,247

Preferred Stock

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 shares of preferred stock ("Preferred Shares") with an aggregate face value denominated in USD of 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada (the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount").

The Company bifurcated the value of the Preferred Shares in two components: (i) a "host" instrument, and (ii) the value of certain rights, privileges, restrictions and conditions attached to the Preferred Shares (the "Pref Share Rights") each, respectively determined to be an embedded derivative (together, the "Embedded Derivatives").  Each period the statements of loss and comprehensive loss include the impact of a revaluation of these Embedded Derivatives.  Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares.

Pursuant to (i) having satisfied the terms of a binding letter of intent (the "LOI") entered into with Waterton Nevada, and (ii) closing a $13.54 million private placement financing with Waterton Nevada (the "Redemption Placement"), the Company redeemed all of the issued and outstanding Preferred Shares on September 29, 2020 (the "Redemption").

On Redemption the host was valued at $14,930,301, resulting in a non-cash loss recorded to the statement of loss and comprehensive loss for the year ended December 31, 2020, of $3,605,230; the fair value of the Embedded Derivatives immediately prior to the Redemption was determined to be $nil. Accordingly, there are no related values reflected for the periods ended June 30, 2021. The non-cash accretion of the "host" value for the comparative six months period ended June 30, 2020, was $1,273,541.  The non-cash foreign exchange impact recognized on the "host" for the comparative six months period ended June 30, 2020 was a loss of $634,314.  During the six months ended June 30, 2020, the Company also recognised a gain of $449,026 on the change in fair value of the Embedded Derivatives.

Wages and salaries of $289,606 and $573,457 for the three and six months ended June 30, 2021 (2020 comparative periods: $337,711 and $652,337, respectively) reflects amounts earned by officers and employees of the Company not directly attributable to exploration.  A non-cash expense of $48,750 and $97,500 is also included related to the award of DSUs during the three and six months ended June 30, 2021 (three and six months ended June 30, 2020: $48,750 and $88,750, respectively). The value of wages and salaries recognized to the statement of loss and comprehensive loss may vary from period-to-period depending upon the level of activity underway at the Contact Properties, as such value is attributed to exploration and evaluation, and presented separately.

Stock-based compensation expense, as directly reflected in the consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2021, is $74,147 and $229,062 (2020 comparative periods: $43,544 and $153,049, respectively).  An additional amount of $20,568 and $74,327 was charged to exploration and evaluation expenditures for the three and six months ended June 30, 2021 (2020 comparative periods: $13,029 and $37,053).

Refer in this MD&A under section "Outstanding Securities - Stock-based compensation" for a summary of cancellations, forfeitures and new awards of Options and DSUs during the period.  The remaining average contractual life of Options outstanding is 2.95 years.  In determining the fair market value of stock-based compensation awarded, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether any of Options, DSUs, or RSUs are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Professional, legal and advisory fees recognized for the three and six months ended June 30, 2021 of $316,031 and $517,705 (2020 comparative periods: $111,758 and $226,441, respectively) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company's (previous) legal status as a U.S. incorporated entity listed on the TSXV, and through the six months ended June 30, 2021, costs incurred relating to the Repatriation.  Expenses in the first half of 2020 related to an effort to prepare for the financing that closed after the period.

Investor relations, promotion, and advertising expenses of $67,771 and $123,675 for the three and six months ended June 30, 2021 (2020 comparative periods: $37,931 and $83,937, respectively), include marketing activities (including related travel costs in early 2020), website maintenance, and related costs to update shareholders of Contact Gold and prospective investors.  Amounts in 2021 have increased compared to those in 2020 with the resumption of some in-person marketing activities, and a shift in focus to a more internet-based effort.

Administrative, office, and general expenses of $64,231 and $129,480 for the three and six months ended June 30, 2021 (2020 comparative periods: $75,790 and $141,240, respectively), includes head office-related costs, ongoing listing and filing fees, banking charges, and other general administrative costs.  Expenses in 2021 are generally lower as reflection of the changes made to adapt to the coronavirus COVID-19 ("COVID-19")-related environment.

Foreign exchange expense during the three and six months ended June 30, 2021 is a loss of $13,514 and $40,652, respectively (2020 comparative periods: gain of $560,956, and loss of $631,055).  The comparative periods reflect primarily the impact of the rate of USD exchange on the value of the Preferred Shares, which were redeemed and extinguished in Q3 2020, net of a gain on the revaluation of our USD-denominated cash balance at period end.  Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	June 30, 2021	December 31, 2020
Current Assets	$2,243,721	$5,162,944
Total Assets	$30,691,776	$34,543,579
Total Current Liabilities	$672,894	$412,498
Total Liabilities	$840,008	$581,693
Shareholders' Equity	$29,851,768	$33,961,885
Number of Contact Shares outstanding	241,282,072	240,757,892
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	$(0.02)	$(0.14)

Assets

The decrease in total assets reflects (i) a $2.9 million decrease in the balance of cash and cash equivalents, net of ongoing expenditures for continued exploration and general corporate activities, (ii) a decrease of $0.8 million to the value attributable to the Contact Properties, and (iii) the decrease of prepaids and deposits as compared to amounts held at December 31, 2020.

The Contact Properties, and changes to the reported values thereto, include:

	Green Springs	Pony Creek	Cobb Creek	South Carlin Projects	Portfolio properties	Total
	$	$	$	$	$	$
December 31, 2019	438,575	26,614,273	195,426	4,015,388	5,182,150	36,445,812
Additions	147,880	60,766	-	-	-	208,646
Recovery from earn-in	-	-	(170,989)	-	(32,678)	(203,667)
Impairments	-	-	-	(3,198,198)	(3,404,467)	(6,602,665)
Foreign Exchange	(11,945)	(524,581)	2,919	(79,146)	(12,995)	(625,748)
December 31, 2020	574,510	26,150,458	27,356	738,044	1,732,010	29,222,378
Foreign Exchange	(15,252)	(694,223)	(726)	(18,949)	(45,981)	(775,131)
Recovery from earn-in	-	-	-	(25,432)	-	(25,432)
June 30, 2021	559,258	25,456,235	26,630	693,663	1,686,029	28,421,815

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-$ foreign exchange rate.  Balances presented as the "Portfolio properties" include those Contact Properties that are not separately identified.

Liabilities

Current liabilities as at June 30, 2021 comprises payables and accrued liabilities of $638,160 (December 31, 2020: $379,765), other current liabilities of $34,734 (December 31, 2020: $32,733) reflective of the amount due to the Cobb Counterparty in the next 12-months. The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

During the year ended December 31, 2020, the Company recognised a reclamation obligation of $141,686 (USD 111,283) relating to disturbance at the Pony Creek and Green Springs.  The balance has been included as a non-current obligation reflective of the estimated future timing of any related reclamation and remediation activities, and is unchanged, save for the impact of foreign exchange as $137,925 (USD 111,283) at June 30, 2021.

Pursuant to the Redemption, the balance of liabilities at June 30, 2021 and at December 31, 2020 relating to the values of the "host" and the Embedded Derivatives that comprise the Preferred Shares are $nil.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. As at June 30, 2021, the Company's financial instruments consist of cash, receivables, marketable securities and accounts payable and accrued liabilities. It is management's opinion that (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Consolidated Financial Statements.

The Cobb Creek Obligation are considered to Level 3 type financial liabilities, determined by observable data points, in particular the Company's share price, and for certain of these financial instruments, the rate of USD-$ foreign and the Company's credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  As at June 30, 2021, the balance of cash held on deposit was $1.97 million (December 31, 2020: $4.75 million). The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Market Risk - Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for the Company's shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar in relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar at June 30, 2021 would have resulted in a $15,415 increase or decrease respectively, in the Company's cash balance.  The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.  A significant portion of the Company's cash balance may be held in USD in any given period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS, and in particular the Re-adoption of IFRS in the current period requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses. For a detailed presentation of all of Contact Gold's significant accounting policies and the estimates derived therefrom, along with discussion as to judgments and estimates made by management which might impact the financial information, and a summary of new accounting pronouncements, please refer to disclosures in the Interim Financial Statements.  See also, in this MD&A under heading, "Re-adoption of IFRS and reclassification of comparative periods".

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous accounting framework and policies, unless there is objective evidence that those estimates were in error.  In the Company's case with Re-adoption, all estimates are consistent with its US GAAP estimates for the same date.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Re-adoption of IFRS and reclassification of comparative periods

As noted in this MD&A, the Company has changed its accounting policies for the current reporting period, with the Re-adoption and retrospective application of IFRS.  The Company's previous financial statement information was prepared in accordance with US GAAP for the years ended December 31, 2019, and 2020, and the interim periods of 2020 and the first quarter of 2021.  Prior to that the Company had reported its financial statements pursuant to IFRS.

IFRS is based on a conceptual framework that is similar to US GAAP, however, differences exist in certain areas of recognition, measurement and disclosure. While the adoption of IFRS did not have an impact on reported cash flows, it did have an impact on the statements of financial position, statements of equity, and statements of loss and comprehensive loss. The impact of these differences on the January 1, 2020, opening statement of financial position (the "Opening Balance Sheet"), as well as the December 31, 2020, and June 30, 2021 statements of equity, financial position, and the statements of loss and comprehensive loss for the year ended December 31, 2020 and the six-months ended June 30, 2021 have been disclosed in the Interim Financial Statements.

The following is a discussion of more significant financial statement impacts on the Company's Interim Financial Statements.

a. RTO Transaction

Pursuant to US GAAP, the RTO Transaction, was measured at the carrying value of the net assets of Winwell that were acquired and liabilities assumed ($568,739), less RTO transaction costs ($321,268); the result of which was an adjustment through share capital, reducing equity by $247,471, with the RTO transaction costs recorded as a charge to accumulated deficit.

The recognition and accounting treatment of the RTO Transaction pursuant to IFRS is to adjust the value of consideration paid ($2,769,486) for the value of Winwell's net assets acquired and liabilities assumed ($568,739) in determining a non-cash "listing expense" of $2,200,747, recorded to the consolidated statement of loss and comprehensive loss during the year ended December 31, 2017.

The effect of Re-adoption on the Opening Balance Sheet was an increase to accumulated deficit by $2,522,015, with a corresponding and offsetting increase to the value of share capital.

b. Deferred tax attribution on acquisition of the Contact Properties

Pursuant to US GAAP, a deferred tax liability ("DTL") is recognized for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit.  Accordingly, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

Using a recognized simultaneous equations method, the Company calculated a DTL (in respect of Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%)), on the respective values of the exploration property assets it has acquired (the "grossed-up value").

In the Clover Acquisition, the aggregate grossed-up value included a DTL of $2,149,915.

In subsequent periods the Company also made the following acquisitions, each of which include attribution of the DTL (determined at the date of each respective acquisition), recognized to the statement of financial position:

- Pony Spur:  On September 11, 2017, the Company acquired additional claims through a purchase of what was known as the "Pony Spur" property (now part of Pony Creek).  A DTL of $7,437 was recognized pursuant to the acquisition.

- Poker Flats: On September 11, 2017, the Company acquired additional claims through a purchase of what was known as the "Poker Flats property (now part of Dixie Flats). A DTL of $3,407 was recognized pursuant to the acquisition.

- Cobb Creek: On November 7, 2017, the Company acquired the remaining 51% interest in the Cobb Creek property from the Cobb Counterparty in exchange for six annual payments of USD 30,000; the first 3 of which have been paid.  A DTL of $8,213 was recognized pursuant to the acquisition.

- Lumps, Umps & East Bailey:  On February 6, 2018, the Company acquired claim blocks known as the Lumps, Umps & East Bailey, which are contiguous to Pony Creek. A DTL of $8,260 was recognized pursuant to the acquisition.

- Green Springs:  On July 23, 2019, the Company entered into the Green Springs Option securing an option to purchase a 100% interest in the Green Springs property.  The Company issued consideration in Contact Shares and cash upon entering into the agreement, and subsequently issued additional Contact Shares in satisfaction of the first anniversary payment. A DTL of $23,083 was recognized pursuant to the acquisition.

In IFRS, a DTL is recognized for a temporary difference, except to the extent the DTL arises from:

  the initial recognition of goodwill; or
  the initial recognition of an asset or liability in a transaction that:

- is not a business combination; and

- at the time of the transaction, affects neither accounting profit nor taxable profit.

Accordingly, the grossed-up value is not reflected on the value of the Contact Properties determined under IFRS.

The Company recognized an impairment loss on the statement of loss and comprehensive loss on certain of the Contact Properties further to a decision to dispose or abandon a particular exploration property.  The amount of such impairment typically reflected the grossed-up value.  A list of such impairment charges and the different amounts recognized pursuant to IFRS follows:

- Golden Cloud, and Santa Renia: On November 27, 2018, the Company closed a transaction to sell its Golden Cloud and Santa Renia properties to Waterton Nevada.  The Company recognized a $1,962,061 loss on the transaction in the year ended December 31, 2018 in its US GAAP financial statements.  An additional impairment amount of $132,790 relating to deferred taxes (US GAAP) was treated as a tax recovery recognized to the statement of loss and comprehensive loss. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Woodruff: During the year ended December 31, 2018, the Company determined to impair those exploration property claims that comprise the Woodruff property.  Accordingly, the carrying value of Woodruff was written down to $nil.  The impairment recognized pursuant to US GAAP, includes an additional amount of $4,483 relating to deferred taxes which was treated as a tax recovery recognized to the statement of loss and comprehensive loss.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Dry Hills, and Rock Horse:  During the six-month period ended June 30, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties; accordingly, the carrying value of these properties was written down by $1,381,434 in its US GAAP financial statements to $nil.  The impairment recognized pursuant to US GAAP, includes an additional amount of $69,072 relating to deferred taxes which was treated as a tax recovery, and recognized to the statement of loss and comprehensive loss. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Dixie Flats and North Star:  On January 11, 2021, Clover granted an arms' length private company the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star, and Woodruff properties. The Company determined to write-down the value of North Star by $616,475 in its US GAAP financial statements to $nil, and Dixie Flats by $2,757,688 to $776,888. The impairment recognized pursuant to US GAAP, includes an additional amount of $175,965 relating to deferred taxes which was treated as a tax recovery, and recognized to the statement of loss and comprehensive loss.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Wilson Peak: As a consequence of the Wilson Peak Option, on November 20, 2020, the Company recognized a write-down to the value of Wilson Peak of $412,827, with an additional amount of $21,167 relating to deferred taxes written-off, and treated as a tax recovery in its US GAAP financial statements.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Hot Creek, Rock Creek, and Sno:  The write-down recognised on the value of Wilson Peak gave rise to a write-down in its US GAAP financial statements to the values of the Hot Creek, Rock Creek, and Sno properties of $3,013,326, in aggregate, with an additional amount of $163,066 relating to deferred taxes, and treated as a tax recovery. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

The aggregate deferred tax-related impact of Re-adoption, as reflected on the Opening Balance Sheet is (i) a decrease to the carrying value of the Contact Properties; (ii) a decrease to accumulated deficit with the aggregate tax recovery recognized; and (iii) a decrease to the value of the deferred tax balance disclosed in the financial statement tax note.

c. Reclamation obligations and other provisions and contingencies

US GAAP requires the discount rate to be used to depend upon the nature of the provision. However, when a provision is measured at fair value, the time value of money and the risks specific to the liability should be considered.

In IFRS, the discount rate used should be a pre-tax discount rate that reflects current market assessments of the time value of money, and risks specific to the liability that have not been reflected in the best estimate of the expenditure. The increase in the provision due to the passage of time is recognized as an interest expense.

There was no impact on Re-adoption.

d. Income and loss per share

Income and loss per common share is calculated in US GAAP by deducting both the dividends declared in the period (whether or not paid) and the dividends accumulated for the period on preferred shares (whether or not earned) from the income or loss for the period, and dividing the result by the weighted average number of common shares outstanding during the period.

Under IFRS, the inclusion of accumulated dividends on preferred shares is not included; and accordingly the income or loss per share differs than that reported under US GAAP.

Related Party Transactions

Refer to disclosure in the Interim Financial Statements.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101. There are no assurances that the geological similarities to projects mentioned herein operated by GSV or the Emigrant Mine, or other project along the Carlin Trend as it relates to Pony Creek, or the Pan Mine, the Gold Rock deposit, the Mt. Hamilton gold deposit, or the Bald Mountain mine as it relates to Green Springs, will result in the establishment of any resource estimates at any of Contact Gold's property interests, or that any of the Contact Properties can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, Vice President Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-10.

Known Trends and Uncertainties

Global Financial Conditions, and the Market Price of the Company's Securities

Global financial conditions have been characterized by ongoing volatility with a particularly negative impact on access to public financing for earlier-stage and even advanced-stage mineral exploration companies.  As at the date of this MD&A there is also a significant amount of uncertainty and economic disruption caused by the global COVID-19 outbreak that has had a volatile and unpredictable impact on access to capital and liquidity, and access to public financing.

These conditions may affect the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company's operations could be negatively impacted.  More specifically, the price of the Company's securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events.  If these or other factors continue to adversely affect the price of gold, the market price of the Company's securities may decline, and the Company's operations may be materially and adversely affected.

The Contact Shares currently trade on the TSXV and the OTCQB. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Contact Shares will be unaffected by any such volatility.

The price of the Contact Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in its financial condition or results of operations as reflected in its quarterly financial reports.

Other factors that may have an effect on the price of the Contact Shares include the following:

1. the price of gold and other metals;

2. the pervasive and ongoing impact of the COVID-19 outbreak;

3. the Company's operating performance and the performance of competitors and other similar companies;

4. the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

5. lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Contact Shares;

6. the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities;

7. a substantial decline in the price of the Contact Shares that persists for a significant period of time could cause the Company's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity;

8. the results of the Company's exploration programs and/or resource estimates (initial or otherwise) for Green Springs, Pony Creek, or any of the other Contact Properties;

9. the Company's ability to obtain adequate financing for further exploration and development;

10. changes in the Company's financial performance or prospects;

11. the number of Contact Shares to be publicly-traded after a public offering or private placement of securities of the Company;

12. changes in general economic conditions;

13. the arrival or departure of key personnel;

14. acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

15. changes or perceived changes in the Company's creditworthiness;

16. performance and prospects for companies in the mining industry generally;

17. the number of holders of the Contact Shares;

18. the sale, of perceived threat of sale, of securities by major shareholders;

19. the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities;

20. the interest of securities dealers in making a market for the Contact Shares;

21. prevailing interest rates;

22. changes in global business or macroeconomic conditions; and

23. the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information" in the Form 1-A.

As a result of any of these factors, the market price of the Contact Shares at any given point in time may not accurately reflect the Company's long-term value and shareholders may experience capital losses as a result of their investment in the Company.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Early-Stage Development Company

The Company is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. The Company's properties have no established mineral resources or mineral reserves on any of the Contact Properties due to the early stage of exploration at this time.  Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource or mineral reserve and it is uncertain if further exploration will result in the determination of any mineral resource or mineral reserve. Quantities and/or grade described in this MD&A should not be interpreted as assurances of a potential mineral resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company's projects can be mined profitably. Substantial expenditures are required to establish mineral resources or mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.  Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Government Regulation

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including the greater sage-grouse, mining taxes and labour standards. In order for the Company to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that the Company's licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

ITEM 2. Other Information

None.

ITEM 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and shareholders' equity in conformity with IFRS.  Except as disclosed herein, and as detailed in the Interim Financial Statements as it relates to the Re-adoption, there has been no material change in the information disclosed in the notes to the financial statements included in the AFS in the Form 1-A for the year ended December 31, 2020.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Contact Gold Corp.

An exploration stage company

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2021, 2020, and as at January 1, 2020

Unaudited

(Expressed in Canadian dollars)

Contact Gold Corp.
Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

As at	Notes	June 30, 2021	December 31,2020	January 1, 2020
			(as restated-Note 13)	(as restated-Note 13)
		$	$	$
Assets

Current assets
Cash and cash equivalents		1,966,103	4,753,148	844,169
Receivables, prepaids and deposits	5	277,618	409,796	394,574
Total current assets		2,243,721	5,162,944	1,238,743

Non-current assets
Marketable securities	6(c)	22,500	150,000	56,250
Fixed assets		3,740	8,257	16,212
Exploration properties and deferred acquisition costs	6	28,421,815	29,222,378	36,445,812
Total non-current assets		28,448,055	29,380,635	36,518,274

Total assets		30,691,776	34,543,579	37,757,017

Liabilities and shareholders' equity

Current liabilities
Payables and accrued liabilities	7, 10	638,160	379,765	468,058
Other current liabilities	6(c)	34,734	32,733	33,376

Total current liabilities		672,894	412,498	501,434

Non-current liabilities
Redeemable preferred shares	8	-	-	13,246,524
Other non-current liabilities	6(a),6(b),6(c)	167,114	169,195	51,622
Total non-current liabilities		167,114	169,195	13,298,146

Total liabilities		840,008	581,693	13,799,580

Shareholders' equity
Share capital	9	72,440,354	72,387,426	47,084,203
Contributed surplus	9(c)	6,423,460	6,075,498	3,012,870
Accumulated other comprehensive loss		(2,916,305)	(2,045,437)	(1,398,180)
Accumulated deficit		(46,095,741)	(42,455,601)	(24,741,456)

Total shareholders' equity		29,851,768	33,961,886	23,957,437

Total liabilities and shareholders' equity		30,691,776	34,543,579	37,757,017

Nature of operations and going concern	1, 2, 3

                            The accompanying notes form an integral part of these condensed interim consolidated financial statements

Approved by the Board of Directors:

"Riyaz Lalani", Director	"John Dorward", Director

Contact Gold Corp.
Interim Consolidated Statements of Loss (Gain) and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
	Note		(as restated-Note 13)		(as restated-Note 13)
Operating expenses:		$	$	$	$
Exploration and evaluation expenditures	6, 9(d)	1,103,272	333,299	2,022,509	673,491
Accretion of redeemable preferred stock obligation	8	-	651,536	-	1,273,541
Wages and salaries		289,606	337,711	573,457	652,337
Professional, legal & advisory fees		316,031	111,758	517,705	226,441
Stock-based compensation	9(c),9(e)	74,147	43,544	229,062	153,049
Administrative, office, and general		64,231	75,790	129,480	141,240
Gain on change in fair value of embedded derivatives	8	-	(342,756)	-	(449,026)
Investor relations, promotion, and advertising		67,771	37,931	123,675	83,937
Accretion of Cobb Creek obligation	6(c)	2,689	4,192	5,313	8,091
Interest and other income		(234)	-	(1,713)	(100)
Foreign exchange loss (gain)		13,514	(560,956)	240,652	631,055

Loss before income taxes		1,931,027	692,049	3,640,140	3,394,056

Income taxes		-	-	-	-

Loss for the period		1,931,027	692,049	3,640,140	3,394,056

Other comprehensive income (loss)
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	6	(370,583)	1,572,766	(805,868)	(1,798,008)
Items that will not be reclassified subsequently to net loss
Net fair value loss (gain) on financial assets	6(c)	(15,000)	(30,000)	(65,000)	(26,250)

Total loss and comprehensive loss for the period		2,316,610	2,234,815	4,511,008	1,569,798

Loss per Contact Share	9(e)
Basic and diluted loss (gain) per share		$0.01	$0.01	$0.02	$0.05

Weighted average number of Contact Shares (basic and diluted)		240,799,707	89,829,116	240,819,003	87,150,544

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Common Shares		Contributed surplus	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficit)
	(Notes 6(a), and 9)		(Note 9(c)
	#	$			$	$

Balance as at January 1, 2020 (as restated - Note 13)	84,471,973	47,084,203	3,012,870	(1,398,180)	(24,741,456)	23,957,436

2020 Private Placement	12,500,000	1,250,000	-	-	-	1,250,000
Stock-based compensation	-	-	246,907	-	-	246,907
Restricted Shares	-	31,945	-	-	-	31,945
Share issue costs	-	(84,116)	-	-	-	(84,116)
Cumulative translation adjustment	-	-	-	1,824,258	-	1,824,258
Net loss for the period	-	-	-	-	(3,394,056)	(3,394,056)
Balance as at June 30, 2020 (as restated - Note 13)	96,971,973	48,282,032	3,259,777	426,078	(28,135,512)	23,832,374

Balance as at January 1, 2021	240,757,892	72,387,426	6,075,498	(2,045,437)	(42,455,601)	33,961,886

Shares issued pursuant to exercise of RSUs	79,735	15,150	(15,150)	-	-	-
Shares issued pursuant to exercise of DSUs	444,445	37,778	(70,000)	-	-	(32,222)
Stock-based compensation	-	-	433,112	-	-	433,112
Cumulative translation adjustment	-	-	-	(870,868)	-	(870,868)
Net loss for the period	-	-	-	-	(3,640,140)	(3,640,140)
Balance as at June 30, 2021	241,282,072	72,440,354	6,423,460	(2,916,305)	(46,095,741)	29,851,768

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Notes	Six months ended June 30, 2021	Six months ended June 30, 2020
		$	$
Cash flows from operating activities
Net loss (gain) for the period		(3,640,140)	(3,394,056)
Adjusted for:
Movements in working capital:
Receivables	6	(59,857)	80,856
Prepaids	5	148,788	117,147
Payables and accrued liabilities	7	258,395	64,850
Gains relating to change in fair value of embedded derivatives	8	-	(449,026)
Accretion of Contact Preferred Shares	8	-	1,273,541
Foreign exchange relating to Contact Preferred Shares	8	-	634,314
Stock-based compensation	9(c)	433,112	278,852
Foreign exchange impact on translation of cash balances during the period		40,652	(3,259)
Accretion of Cobb Creek obligation	6(c)	5,313	8,091
Foreign exchange impact on Cobb Creek obligation		2,665	12,265
Amortization		4,325	5580
Other income(loss)		(1,133)	100

Net cash used in operating activities		(2,807,880)	(1,370,745)

Cash flows from investing activities
Change in working capital related to exploration property interests		18,863	-
Cash received from farm-out of South Carlin Projects	6(d)	25,432	-

Net cash used in investing activities		44,295	-

Cash flows from financing activities
Cash received from Private Placement, net		-	1,250,000
Share issue costs, paid on Private Placement		-	(84,116)
Change in working capital attributable to share issue cost		(20,000)	(25,000)
Interest income on cash and cash equivalents		580	-

Net cash generated from financing activities		(19,420)	1,140,884

Effect of foreign exchange on cash		(4,040)	(2,841)

Net increase (decrease) in cash		(2,787,045)	(232,702)

Cash and cash equivalents, beginning of period		4,753,148	844,169
Cash and cash equivalents, end of the period		1,966,103	611,467

The accompanying notes form an integral part of these condensed interim consolidated financial statements

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

1. NATURE OF OPERATIONS

Nature of Business

Originally incorporated as Winwell Ventures Inc. ("Winwell") under the Business Corporations Act (Yukon) on May 26, 2000, Contact Gold Corp. (the "Company," or "Contact Gold") was continued under the laws of the State of Nevada on June 7, 2017 as part of a series of transactions that included a reverse acquisition of a non-operating company (the "RTO Transaction"), and the acquisition of a 100% interest in Clover Nevada II LLC ("Clover"), a Nevada limited liability company holding a portfolio of gold properties located on Nevada's Carlin, Independence and Northern Nevada Rift gold trends (the "Contact Properties") in the State of Nevada (the "Clover Acquisition").

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

Contact Gold Corp. was subsequently continued to the Province of British Columbia ("B.C.") as part of an internal reorganization that closed on June 4, 2021 (Note 2).

The Company is engaged in the acquisition, exploration and development of exploration properties in Nevada. The Company is domiciled in Canada and maintains a head office at 1050-400 Burrard St., Vancouver, B.C., Canada.

2. REPATRIATION AND RE-ADOPTION OF IFRS

Repatriation Transaction

On June 4, 2021, the Company completed an internal reorganization designed to redomicile Contact Gold Corp. from incorporation in the State of Nevada to B.C. (the "Repatriation Transaction").

The Repatriation Transaction included:

a) the completion of a plan of conversion (the "Conversion") to continue into B.C. (the "Continuation"), and

b) immediately following the Continuation, the completion of a plan of arrangement (the "Plan of Arrangement") between the Company, its securityholders, and 1299311 B.C. Ltd., a newly-incorporated and wholly-owned subsidiary ("BC Amalco"), which among other things, included the vertical amalgamation between the re-domiciled Contact Gold Corp. and BC Amalco (the "Amalgamation").

Pursuant to the Repatriation Transaction, Contact Gold shareholders received or shall be entitled to receive, for every one share of common stock of Nevada-incorporated Contact Gold ("old Common Stock"), one common share of the now British Columbia incorporated Contact Gold Corp. (a "Contact Share"). Pursuant to the Arrangement, shares of the old Common Stock were de-listed from the TSXV, and the Contact Shares were listed and posted for trading on the TSXV effective as of market open on June 9, 2021, with no change to the Company's ticker symbol (TSXV: C). The transaction to amalgamate BC Amalco had no accounting impact on the Interim Financial Statements.

Change of Accounting Policies

Pursuant to a decision document dated December 24, 2019 (2019 BCSECCOM 451), issued by the British Columbia Securities Commission (as principal regulator) and the Ontario Securities Commission under National Policy 11, 203 - Process for Exemptive Relief Applications in Multiple Jurisdictions (the "Order"), in order to streamline regulatorily-required reporting obligations as an entity incorporated in the United States, the Company was granted an exemption from the Canadian securities commissions in each jurisdiction where the Company is a reporting issuer (the "Commissions") from having to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Pursuant to the Order, the Company was permitted to file its consolidated financial statements in accordance with United States Generally Accepted Auditing Principles ("US GAAP"), and have such financial statements audited pursuant to the rules and standards of the United States Public Company Accounting Oversight Board. The exemptive relief provided under the Order was conditional on the Company meeting certain conditions and requirements, including, among other things, a requirement for the Company to be incorporated under the laws of a jurisdiction in the United States (meeting the definition of a U.S. domestic entity).  Pursuant to having completed the Continuance, the exemption under the Order is no longer available to the Company, and accordingly, Contact Gold has reverted to preparing and reporting its consolidated financial statements pursuant to IFRS.

Prior to receipt of the Order the Company had prepared its financial statements in accordance with IFRS.  For ease of transition, the Company has elected not to adopt IFRS 1, First-time Adoption of IFRS ("IFRS 1"), and with reference to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"), has instead applied IFRS retrospectively  as if Contact Gold had continued to report its consolidated financial statements pursuant to IFRS on an uninterrupted basis (the "Re-adoption").  Accordingly, the Company has elected to change all of its accounting policies to comply with IFRS (Note 3).  The disclosures concerning the Re-adoption are included in Note 13.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Unaudited interim financial data

These unaudited condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2021 and 2020 (the "Interim Financial Statements"), have been prepared in accordance with IAS 34, Interim Financial Reporting.  As described at Notes 2 and 13, the Company has re-adopted IFRS retrospectively.  The Company uses the same accounting policies and methods of computation across all periods presented in the Re-adoption.

These Interim Financial Statements are presented on a historical cost basis, except for derivative financial instruments which have been measured at fair value, and are presented in Canadian dollars ("$"), except where otherwise indicated. Amounts in United States dollars are presented as "USD".

US GAAP differs in some respects from IFRS, and accordingly these Interim Financial Statements will have limited comparability to the previously prepared annual consolidated financial statements of the Company for the years ended December 31, 2020 and 2019.

In the opinion of management, the Interim Financial Statements reflect all normal and recurring adjustments necessary for the fair presentation of the Company's financial position as at June 30, 2021, December 31, 2020, and January 1, 2020, and results of its operations for each of the three- and six-month periods ended June 30, 2021 and 2020. The results for three- and six-month periods ended June 30, 2021 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2021, or for any other future annual or interim period.

The Board of Directors of the Company (the "Board") authorized the Interim Financial Statements for issuance on August 19, 2021.

b. Going concern

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 ("COVID-19") a global pandemic. This contagious disease outbreak, which has continued to mutate and spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.  As of the date these financial statements are issued, management don't believe that COVID-19 has had a negative impact on the Company's ability to access and explore its current properties, but are aware that it may impact the Company's ability to raise money or explore its properties should travel restrictions be extended or expanded in scope. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak or its effects on the Company's business or ability to raise funds.

Contact Gold recorded a loss of $3.64 million and a comprehensive loss of $0.87 million for the six months ended June 30, 2021.  As at June 30, 2021, Contact Gold has an accumulated deficit of $46.10 million, and working capital of $1.57 million.  The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.

Contact Gold's continuation as a going concern depends on its ability to successfully raise capital.  Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; therefore giving rise to a material uncertainty which may cast significant doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date of these Interim Financial Statements.  Consequently, management is pursuing various financing alternatives to fund operations and advance its business plan. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest of certain exploration property assets, to preserve working capital and alleviate any going concern risk. In order to satisfy its capital requirements and undertake its planned exploration program for 2021 the Company acknowledges that it will be necessary to raise funds, likely through a capital raise in the second half of the year. There is no guarantee that any contemplated transaction will be concluded.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Basis of consolidation

The Interim Financial Statements include the financial statements of the parent company, Contact Gold Corp., and its subsidiaries, as listed below:

Name of subsidiary	Principal activity	Location	Ownership interest
Carlin Opportunities Inc. ("Carlin")	Holding company	Canada	100%
Contact Gold US Holding Corp. ("CGUS")[1]	Holding company	United States	100%
Clover Nevada II LLC ("Clover")	Mineral exploration	United States	100%

1 Incorporated on April 19, 2021

Pursuant to the Plan of Arrangement, BC Amalco, which was incorporated on April 12, 2021, was amalgamated with Contact Gold Corp. on June 4, 2021, as a step in the Repatriation Transaction.

Pursuant to having completed the RTO Transaction on June 7, 2017, Carlin was identified as the accounting acquirer and is presented in the Interim Financial Statements as the parent company.  All significant intercompany transactions are eliminated on consolidation.

d. Foreign exchange

Items included in the Interim Financial Statements are measured using the currency of the primary economic environment in which the Company operates (the "functional currency").  Each of Carlin and Contact Gold Corp. raise financing and incur expenditures in Canadian Dollars, giving rise to a $ functional currency; Clover and CGUS generally incur expenditures and receive funding from the Company in United States dollars ("USD"), and accordingly have a USD functional currency.

Determination of functional currency involves certain judgments to determine the primary economic environment in which the company operates, and management of the parent entity reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

In preparing the Interim Financial Statements, transactions in currencies other than the Company's functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are in a currency other than $ are retranslated at the rates prevailing at that date, giving rise to foreign exchange gains and losses in the consolidated statements of loss and comprehensive loss.  Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case, the exchange rates at the dates of the transactions are used.

Exchange differences arising from assets and liabilities held by Clover and CGUS, are recognized in other comprehensive gain or loss as cumulative translation adjustments.

e. Exploration property acquisition costs

Exploration property acquisition costs are capitalized. The application of the Company's accounting policy for exploration property acquisition and transaction costs requires judgment to determine the type and amount of such costs to be deferred.  Capitalized acquisition costs are written down in the period in which it is determined that the exploration property has no future economic value.  Capitalized amounts may be impaired if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of Contact Gold reviews the carrying value of each exploration property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, the amount is adjusted. Judgment is required to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

The acquisition of title to exploration properties is a complicated and uncertain process. Although management of Contact Gold take steps to verify title to exploration properties in which it holds an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior transfer, agreements or net smelter returns ("NSR") royalty interests, and/or may be affected by undetected defects. Furthermore, resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.  Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Exploration property claims maintenance fees

There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

Upon abandonment or disposal (including farm-out transaction), any consideration received is credited against the carrying amount of the exploration and evaluation assets, with any excess consideration greater than the carrying amount included as a gain in profit or loss. Claim maintenance fees paid to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to state and municipal agencies, as well as fees paid annually pursuant to private property lease and other similar land use arrangements (together, "Claims Maintenance fees"), are accounted for as prepaid assets and amortized over the course of the period through which they provide access and title.  Prepaid Claims Maintenance fees are written down in the period in which it is determined that the related exploration property has no future economic value.

g. Exploration and evaluation expenditures

With the exception of Claims Maintenance fees, exploration expenditures are expensed as incurred. When it has been established that a mineral deposit can be commercially mined and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine prior to the start of mining operations will be capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to an exploration property are estimated to be less than the carrying value of the property.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.  Capital expenditures to bring a property to a commercial production stage are also significant. To date, no amounts have been capitalized in respect of development activities. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production

Contact Gold's election to expense exploration expenditures, will likely result in the Company reporting larger losses than other companies in the exploration stage who have elected to capitalize expenditures relating to the exploration and advancement of mineral property interests. As a result, the Company's financial results may not be directly comparable to the financial statements of companies in the exploration stage.

h. Impairment

At each reporting date, capitalized exploration property acquisition costs are evaluated for impairment by management or whenever events or changes in circumstances indicate that the carrying value is impaired and may not be recoverable.

For capitalized exploration property costs, Contact Gold follows the guidance in IFRS 6, Exploration for and Evaluation of Mineral Resources to determine whether capitalized exploration property costs are impaired. This determination requires significant judgment.  Impairment indicators relevant for exploration and evaluation properties include whether the rights to explore the area of interest have expired during the period or will expire in the near future, and the rights are not expected to be renewed, substantive expenditure of further exploration and evaluation is not planned or budgeted, the activities have not led to a discovery of commercial reserves and the Company has decided not to continue such activities in the area of interest or deteriorating local conditions such that it may become unsafe to continue operations.

If an impairment indicator is identified, management will perform an impairment test. If the recoverable amount of the capitalized exploration property costs is less than the carrying amount, an impairment loss will be recorded in the financial statements.

Past impairments (if any) are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and the impairment loss is reversed in profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized. Additionally, the review of impairment indicators takes into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding its projects.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when the amount has been reasonably estimated. Provisions are not recognized for future operating losses.

Constructive obligations are obligations that derive from actions of Contact Gold where:

- An established pattern of past practice, published policies, or a sufficiently specific current statement in which the Company has indicated to other parties that it will accept certain responsibilities; and

- As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Contact Gold records provisions for closure and reclamation on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate and the liability is recognized at the time environmental disturbance occurs. The estimate for such costs are capitalized to the corresponding asset. The provision for closure and reclamation is estimated using expected cash flows and discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation, the offset of which is charged to the consolidated statements of loss and comprehensive loss, and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation costs.

Changes in closure and reclamation estimates are accounted for as a change in the corresponding capitalized cost. Expenditures of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the later of i) the determination to abandon a property, or ii) the end of the life of the mine.

j. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

- the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

- the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

- the Company has the right to direct the use of the asset. The Company has the right when it has the decision making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds necessary to obtain the asset. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of plant and equipment. The right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required.

The lease liability is subsequently measured at amortized cost using the effective interest method. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

The Company's has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset.

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive (loss) income ("FVOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition.  The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.  Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL.  For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL.

Classification and measurement

The Company's financial assets and liabilities are comprised of:

i. Cash and Cash Equivalents: Cash and cash equivalents comprise cash on hand, and deposits in banks that are readily convertible into a known amount of cash, or with an initial maturity of 90 days or fewer. Cash and cash equivalents are classified as subsequently measured at amortized cost.

ii. Loans and Receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Contact Gold's loans and receivables are comprised of 'Receivables' and 'Deposits', and are classified respectively as appropriate in current or non-current assets according to their nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost. Trade receivables are recorded net of lifetime expected credit losses.

iii. Other Financial Assets: Other financial assets consist of investments in marketable equity securities of publicly traded entities which are classified as subsequently measured at fair value through profit or loss. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date. Changes in fair value are recognized in the statement of loss.

iv. Other Financial Liabilities: Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Subsequently, these other financial liabilities are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period. Other financial liabilities include payables and accrued liabilities (Level 2), the 'host' instrument of the (previously issued) shares of preferred stock ("Preferred Shares") (prior to redemption), and the Cobb Creek obligation (Level 3). Other financial liabilities are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities. One USD 30,000 payment of the Cobb Creek obligation is due in November 2021 (Note 6(c)).

v. Embedded Derivatives: The Embedded Derivatives were classified as Level 3 financial liabilities at FVTPL, are interconnected and relate to similar risk exposures, and accordingly are valued together as one embedded derivative. Certain inputs to the calculation of the value of the Embedded Derivatives used Level 2 and Level 3 inputs. Owing to the requirement that they be fair valued each period, there was no separate recognition of the Company's credit risk.

vi. Expected Credit Losses: Contact Gold applies the simplified approach provided in IFRS 9, Financial Instruments to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Financial instruments (continued)

Derecognition

Financial assets: The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVOCI remain within the accumulated other comprehensive income (loss).

Financial liabilities: The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

l. Impairment of financial assets

At each reporting date, management assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

(i) Available-for-sale financial assets: A significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss.

(ii) Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument's original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

m. Current and deferred taxes

The tax expense or benefit for the reporting period includes current and deferred taxes. Tax expense or benefit is recognized in the consolidated statements of loss and comprehensive loss, except to the extent it relates to items recognized directly in reserves. In such cases, associated income tax is recognized directly in reserves.

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the statement of financial position date in the countries where Company entities operate. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax basis of assets and liabilities and the respective carrying amounts in the Interim Financial Statements.  Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, without effect from possible future changes in the carrying amount or expected manner of recovery of the particular asset or liability.

Deferred income tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. Such deferred tax assets create a tax credit in the period earned and can be applied to current and future year income tax payments.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, and joint arrangements, except for deferred income tax liabilities where the timing of the reversals of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n. Share-based payments

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company under the "Contact Gold Omnibus Stock and Incentive Plan" (the "Incentive Plan") can include stock options to purchase a Contact Share ("Options"), restricted shares ("Restricted Shares"), deferred share units ("DSUs"), or restricted share units ("RSUs"; and together with DSUs, "Units").

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Compensation expense for share-based payments granted to employees and directors is determined based on estimated fair values of the such instruments at the time of grant using the Black-Scholes option-pricing model ("Black-Scholes"), which takes into account, as of the grant date, the fair market value of the shares, and assumptions about expected volatility, expected hold period before exercise, expected dividend yield and the risk-free interest rate over the expected life of the instrument.  The determination of compensation expense also accounts for forfeitures related to service conditions by estimating the number of awards expected to be forfeited and adjusting the estimate when subsequent information indicates that the estimate is likely to change. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 9(c).

The compensation amount, equal to the instrument's fair value, is recognized as an expense as part of either "Stock-Based Compensation", or as part of "Exploration and Evaluation Expenditures" on the consolidated statements of loss and comprehensive loss over the vesting period, with a corresponding increase in contributed surplus. On the exercise of such instruments, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. Options and Units are settled in Contact Shares issued from treasury.

The assumptions used in these calculations are inherently uncertain. The resulting value calculated is not necessarily the value that the holder of the equity compensation could receive in an arm's length transaction, given that there is no market for the Options or Units, and they are not transferable. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

o. Loss per share

Loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of Contact Shares outstanding during the reporting period.  The calculation of diluted earnings per share assumes that outstanding Options and warrants (if any) are exercised and the proceeds are used to repurchase Contact Shares at the average market price of the shares for the period.  The effect is to increase the number of shares used to calculate diluted earnings per share relative to basic earnings per share and is only recognized when the effect is dilutive.

p. Comprehensive loss

In addition to net loss, comprehensive loss includes all changes in equity during a period, such as cumulative unrecognized changes in fair value of marketable equity securities classified as FVOCI or other investments, and the translation of foreign subsidiaries to the Company's Canadian dollar presentation currency.

q. Recently adopted accounting standards and pronouncements

On October 22, 2018, the IASB issued amendments to IFRS 3, Business Combinations ("IFRS 3"), that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020, and  accordingly there has been no impact on the Company's acquisition financial statements.

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to several IFRS standards (Phase 2). The standards impacted include: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement those issued in 2019 as part of the Phase 1 amendments, and mainly relate to:

- changes to contractual cash flows-a company will not have to derecognize the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

- hedge accounting-a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

- disclosures-a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The amendments were adopted on January 1, 2021, and did not have any impact on the financial statements.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q. Recently adopted accounting standards and pronouncements (continued)

On May 28, 2020, the IASB issued, "COVID-19-Related Rent Concessions (Amendment to IFRS 16)". The amendments exempt lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendments were effective for annual periods beginning on or after June 1, 2020, and did not have any impact on the Company.

r. Accounting policies not yet adopted

On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

- settlement of a liability includes transferring a company's own equity instruments to the counterparty, and

- when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently assessing the impact of the standard on the financial statements.

On May 14, 2020, the IASB issued, "Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16)". The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment ("PP&E") available for its intended use. Specifically, proceeds from selling items before the related item of PP&E is available for use should be recognised in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently assessing the impact of the standard.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Interim Financial Statements and the reported amounts of expenses during the reporting period. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from the amounts estimated in these Interim Financial Statements; uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.  To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

The more significant areas requiring the use of management's judgments, estimates and assumptions include: the type and amount of exploration property acquisition and transaction costs eligible for capitalization, the assessment of indicators of impairment of exploration properties, income taxes, the valuation of share-based compensation, and prior to their respective redemption and extinguishment, the disclosed fair value of the Preferred Shares' "host" instrument, the Redemption value of the Contact Preferred Share embedded derivatives (the "Embedded Derivatives", as defined at Note 8).

Further information on management's judgments, estimates and assumptions and how they impact the various accounting policies are described in the relevant notes to these financial statements.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

5. PREPAIDS AND DEPOSITS

Prepaid expenses include $56,499 (December 31, 2020: $256,298; and January 1, 2020: $256,936) in Claims Maintenance fees.  Such fees to the BLM, cover the twelve-month period ranging from September 1 to August 31 of the subsequent year.  Fees paid to the respective Nevada counties cover the twelve-month period from November 1 to October 31 of the subsequent year. Fees paid pursuant to private property lease and other similar land use arrangements cover the 12-month period of their respective anniversaries.

During the year ended December 31, 2019, the Company established a surety bonding arrangement with a third-party (the "Surety Agent") whereby the Company's reclamation bonding obligations were replaced by deposits made by the Surety Agent.  A finance fee of $12,364 for the six-month period ended June 30, 2021 (2020: $3,071) was charged on the balance of the amount advanced and deposited by the Surety Agent.  As at June 30, 2021, a total of USD 305,770 (December 31, 2020:        USD 255,770; and January 1, 2020: USD150,000) in bonding had been placed by the Surety Agent.

6. EXPLORATION PROPERTIES

The Contact Properties include exploration property claims contiguous to the original tenure and new property interests ("Additions").  The Company has also either vended ("Disposals") or determined to abandon or impair certain properties.

	Green Springs	Pony Creek	Cobb Creek	South Carlin Projects	Portfolio properties	Total
	(a)	(b)	(c)	(d)
	$	$	$	$	$	$
January 1, 2020	438,575	26,614,273	195,426	4,015,388	5,182,150	36,445,812
Additions	147,880	60,766	-	-	-	208,646
Recovery from earn-in	-	-	(170,989)	-	(32,678)	(203,667)
Impairments	-	-	-	(3,198,198)	(3,404,467)	(6,602,665)
Foreign Exchange	(11,945)	(524,581)	(2,919)	(79,146)	(12,995)	(625,748)
December 31, 2020	574,510	26,150,458	27,356	738,044	1,732,010	29,222,378
Foreign Exchange	(15,252)	(694,223)	(726)	(18,949)	(45,981)	(775,131)
Recovery from earn-in	-	-	-	(25,432)	-	(25,432)
June 30, 2021	559,258	25,456,235	26,630	693,663	1,686,029	28,421,815

With the exception of the Cobb Creek property (nil%), the Contact Properties each carry a net smelter returns ("NSR") royalty of between 2% and 4.5%, some of which include buy-down options.

Specific Contact Properties for which there were changes during the periods presented:

a) Green Springs

Green Springs is located at the southern end of Nevada's Carlin Trend.  On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property ("Green Springs").

Contact Gold issued 2,000,000 Contact Shares (valued at $400,000) and paid USD 25,000 ($32,855) in cash to Ely Gold to secure Green Springs. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees relating to the initial period under option. The Company incurred $11,003 in direct expenditures to secure the Green Springs Option.

A payment of 362,941 Contact Shares ($66,960) was made to Ely Gold on July 23, 2020, in satisfaction of the first anniversary payment obligation of USD 50,000.  Total additional consideration to complete the acquisition of Green Springs, is as follows:

  USD 50,000 second anniversary (paid in cash subsequent to period end)
  USD 50,000 third anniversary
  USD 100,000 fourth anniversary

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares. Payment of all amounts can be accelerated and completed at any time. Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other requires an annual payment in cash equal to the value of 20 ounces of gold. Existing royalties on certain mineral property claims that comprise Green Springs range from 3% to 4.5%, based on historical underlying agreements.

As estimate for reclamation costs of $78,772 (2020: $80,920) is included in the value of Green Springs (Note 7).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

b) Pony Creek

The Pony Creek project is located within the Pinion Range, in western Elko County, Nevada. There is a 3% NSR royalty in favour of an affiliate of Sandstorm Gold Ltd ("Sandstorm") on those claims that comprise Pony Creek acquired in the Clover Acquisition.  The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020, when such option expired.

Pony Creek also includes the claim packages formerly known as Lumps, Umps and East Bailey. There are NSR royalties of 2% and 3% NSR on certain of these acquired claims, up to 2% of which can be bought back for USD 1,000,000 per 1%, prior to September 2030. Advance royalty payments are also due annually; the amount paid in 2020 was USD 20,000. The next payment (USD 25,000) is due in September 2021.

An estimate for reclamation costs of $59,153 (2020: $60,766) is included in the value of Pony Creek (Note 7).

c) Cobb Creek

Upon closing of the Clover Acquisition, the Company acquired a 49% interest in the Cobb Creek exploration property ("Cobb Creek") located in Elko County, Nevada.  The Company subsequently acquired the remaining 51% interest, and related historic data from the "Cobb Counterparty", in exchange for six annual payments of USD 30,000, the first of which was paid on closing of the agreement ($38,379). The discounted value of the annual payments at the time of the transaction was $114,329 (the "Cobb Creek obligation"). The total value of the Cobb Creek obligation was recognized as a financial liability at amortized cost, determined with an interest rate of 18.99%, in line with the effective interest rate determined for the Preferred Shares (Note 8).

By an agreement dated September 27, 2019, as amended (the "Cobb Creek Option"), Clover agreed to farm-out 100% of its interest in Cobb Creek to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. Upon completion of the farm-out, Fremont will award to Clover a 2.0% NSR on Cobb Creek. Initial consideration included (i) 750,000 common shares of Fremont ("Fremont Shares") ($41,250), (ii) reimbursement of USD 6,000 ($7,949) for a portion of the prior year payment to the Cobb Counterparty, and (iii) reimbursement for the November 2019 payment to the Cobb Counterparty of USD 30,000 ($38,964).  Fremont also reimbursed the Company USD 29,569 ($38,407) in 2019 for certain claims-related holding costs, the amount of which was applied against prepaid Claims Maintenance fees. In satisfaction of the first anniversary payment obligation under the Cobb Creek Option, Fremont issued 750,000 Fremont Shares to the Company on September 25, 2020 (USD 50,388 ($67,500)).

Pursuant to an amendment to the Cobb Creek Option, Contact Gold agreed to defer payment to December 31, 2020, and reduce the amount payable by Fremont from USD 30,000 to USD 15,000 in exchange for 500,000 additional Fremont Shares (the "Additional Shares").  The Additional Shares were issued to the Company on October 26, 2020 ($45,000).  The Company has subsequently disposed of 1,250,000 Fremont Shares, valued at $62,500.

In order to continue to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, make the annual payments to the Cobb Counterparty, and remit the following remaining consideration to the Company:

  Anniversary 2 (Year 3) USD 20,000
  Anniversary 3 (Year 4) USD 20,000
  Anniversary 4 (Year 5) USD 25,000
  Anniversary 5 (Year 6) USD 35,000
  Anniversary 6 (Year 7) USD 45,000
  Anniversary 7 (Year 8) USD 55,000
  Anniversary 8 (Year 9) USD 65,000
  Anniversary 9 (Year 10) USD 75,000

The value of the Fremont Shares received and cash amounts received from Fremont, including payments by Fremont to the Cobb Counterparty, have been applied against the carrying value of Cobb Creek.

The remaining Cobb Creek obligation is recorded to the consolidated statements of financial position as a current ($34,734) and non-current amount ($29,190) as at June 30, 2021 ($32,733 and $27,509, respectively as at December 31, 2020; and ($33,376 and $51,622, respectively as at January 1, 2020). Accretion expense of $5,313, and a foreign exchange gain of $2,665 have been recorded within loss and other comprehensive loss for the six months ended June 30, 2021 ($8,091 and $12,265, respectively, for the six months ended June 30, 2020).

The net fair value loss on the Fremont Shares held for the three and six months ended June 30, 2021, of $15,000 and $65,000 (three and six months ended June 30, 2020: gain of $30,000 and gain of $26,250) is recognized in other comprehensive income (loss).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

d) South Carlin Projects

The North Star property is located approximately eight kilometres north of the northern-most point of Pony Creek, in western Elko County, Nevada. An affiliate of Sandstorm holds a 3% NSR on the North Star property.

The Dixie Flats property sits immediately to the north of the North Star property.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Sandstorm.

On January 11, 2021, Clover granted an arms' length private company (the "Optionor") the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star and Woodruff properties (the "South Carlin Projects"), subject to a 0.25% in addition to those payable to an affiliate to Waterton Nevada (the "South Carlin and Woodruff Agreement").  The Company received USD 20,000 ($25,432) and a reimbursement of Claims Maintenance fees of USD 31,417 ($39,950) upon execution of the agreement.

The Optionor must make the following payments staged over several years to keep the option in good standing:

Amount	Due Date of Payment
USD 30,000	18-month anniversary of the agreement
USD 40,000	second anniversary of the agreement
USD 50,000	third anniversary of the agreement
USD 60,000	fourth anniversary of the agreement
USD 75,000	annually on each of the fifth through the eighth anniversaries of the agreement

Once the Optionor has made an aggregate of USD 500,000 in cash payments to the Company, it shall be deemed to have earned in to a 100% interest in the South Carlin Projects, subject to existing NSRs payable to Sandstorm, and an additional 0.25% NSR on the Dixie Flats property, payable to the Company.

If the Optionor should sub-option any or all of the South Carlin Projects to a third-party whose shares trade on a stock exchange or quotation system at the time of the transaction, or subsequent thereto (a "Trading Sub-Optionee"),  that Trading Sub-Optionee shall be obligated to issue one million of its common shares to the Company, or at least 5% of the Trading Sub-Optionee's then issued and outstanding common shares, subject to any required regulatory approval.  On January 11, 2021, the Optionor assigned the South Carlin and Woodruff Option to a third-party, however, as the third-party is currently not publicly traded, no share consideration has been received by the Company

Pursuant to the Company's assessment of the value of the South Carlin Projects, the Company determined to write-down the value of North Star by $585,651 to $nil, and Dixie Flats by $2,612,547 to $738,044 as at December 31, 2020.    The Woodruff property had previously been written down, and was determined to hold -nil value in the South Carlin and Woodruff Agreement.

e) Wilson Peak

With effect of November 20, 2020, the Company and a third-party entered into a lease agreement (the "Wilson Peak Option") relating to four of the Wilson Peak exploration property claims ("North Wilson").  Pursuant to the Wilson Peak Option, the Company received an initial payment of USD 25,000 ($32,678), with a second payment of USD 25,000 due on the first anniversary of the agreement.  The third-party is responsible to make Claims Maintenance fees relating to North Wilson, and upon payment of the first anniversary payment will acquire North Wilson from the Company outright.  There is an NSR of 3% payable to an affiliate of Sandstorm, with the ability to buy-down 1% on two of the North Wilson claims.

Pursuant to an assessment of the recoverable value of North Wilson, the Company recognized a write-down to the value of Wilson Peak of $391,141 during the year ended December 31, 2020.

f) Hot Creek, Rock Creek, and Sno

With reference to, and as a consequence of the write-down recognised on the value of Wilson Peak, the Company also determined to write-down the values of the Hot Creek, Rock Creek and Sno properties during the year ended December 31, 2020.  The aggregate amount written-down to the value of these three properties was $3,013,326.

g) Dry Hills and Rock Horse

During the year ended December 31, 2019, the Company determined to abandon those mineral claims that comprise the Dry Hills, and Rock Horse properties; accordingly, the carrying value of these properties was written down by $1,312,362 to $nil.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

Exploration and evaluation expenditures, including ongoing amortization of prepaid Claims Maintenance fees (Note 5), have been expensed in the consolidated statements of loss and comprehensive loss (gain).  Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended
	June 30, 2021	June 30, 2020
Drilling, assaying & geochemistry	$995,638	$5,648
Wages and salaries, including share-based compensation	316,846	254,367
Amortization of Claims Maintenance fees	240,822	285,253
Geological contractors/consultants & related crew care costs	413,861	103,937
Permitting and environmental monitoring	55,342	24,286
Property evaluation and data review	-	-
Expenditures for the period	$2,022,509	$673,491
Cumulative balance	$17,037,043	$12,422,247

Wages and salaries through June 30, 2021, include stock-based compensation of $74,327 (six months ended June 30, 2020: $37,053) (Note 9(c)). An amount of $4,325 (six months ended June 30, 2020: $5,580) in amortization expense arising from the use of fixed assets at Pony Creek and Green Springs has been included in the amount reported as geological contractors/consultants & related crew care costs.

Details of exploration and evaluation expenditures incurred and expensed on the Contact Properties are as follows:

	Six months ended
	June 30, 2021	June 30, 2020
Green Springs	$1,857,211	$304,882
Pony Creek	145,132	310,662
Cobb Creek	41	1,394
South Carlin Projects	1,197	29,140
Portfolio properties	18,928	27,413
Expenditures for the period	$2,022,509	$673,491
Cumulative balance	$17,037,043	$12,422,247

7. PAYABLES AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2021	December 31, 2020
Payables	$455,985	$125,248
Accrued liabilities	182,175	254,517
	$638,160	$379,765

Payables and accrued liabilities are non-interest bearing.  The Company's normal practice is to settle payables within 30-days, or as credit arrangements will allow.

Non-current obligations

During the six-months ended June 30, 2021, the Company recognised a reclamation obligation of $137,925 (year ended December 31, 2020: $141,686, and January 1, 2020: $nil) relating to disturbance at Green Springs and Pony Creek (Notes 6(a) and 6(b)).  The balance has been included as a non-current obligation reflective of the estimated future timing of related reclamation and remediation activities.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8. REDEEMABLE PREFERRED SHARES

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 non-voting Preferred Shares with an aggregate face value denominated in USD of 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74) to Waterton Nevada Splitter, LLC ("Waterton Nevada"). The Preferred Shares had a five-year term from the date of issuance (the "Maturity Date") and carried a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"; the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount").

The value of the Preferred Shares was bifurcated into two components: (i) a "host" instrument, and (ii) the value of certain rights, privileges, restrictions and conditions attached to the Preferred Shares each, respectively determined to be an embedded derivative (together, the "Embedded Derivatives").

Pursuant to (i) having satisfied the terms of a binding letter of intent (the "LOI") entered into with Waterton, and (ii) closing a private placement financing with Waterton Nevada (the "Redemption Placement"), the Company redeemed all of the issued and outstanding Preferred Shares on September 29, 2020 (the "Redemption").

The Redemption was completed as follows:

i) Contact Gold made a cash payment of $5,000,000 from the proceeds of the 2020 Offering to redeem USD 3,737,479 of the Preferred Shares (the "Cash Payment");

ii) Waterton Nevada purchased a total of 69,412,978 Contact Shares pursuant to the Redemption Placement at a deemed price per share of $0.195 for aggregate gross proceeds of $13,535,531; and

iii) Contact Gold used the proceeds of the Redemption Placement to redeem all of the remaining outstanding Preferred Shares.

Preferred Shares (host)

The host instrument was initially recorded at fair value of USD 6,033,480 ($8,140,371), and determined to be a Level 3 financial instrument, categorized as "Other financial liabilities".  Using the effective interest rate method, at a rate of 18.99%, the Preferred Shares, including the aggregate Dividend amount for the term to the Maturity Date, were carried at amortized cost each period end, with an accretion expense recorded to the consolidated statements of loss and comprehensive loss. Recognition of the host at amortized cost reflected the i) fixed rate Dividend, and ii) mandatory redemption feature of the instrument, both of which were payable in cash on the Maturity Date.

A summary of changes to the value of the Preferred Shares host instrument, including the impacts from changes to the foreign exchange rate in the comparative period is set out below:

January 1, 2020	$12,612,107
Accretion	1,273,541
Foreign exchange	634,314
June 30, 2020	$14,519,962

On Redemption the host was valued at $14,930,301, resulting in a non-cash loss recorded to the statement of loss and comprehensive loss for the year ended December 31, 2020 of $3,605,230.

Pref Share Embedded Derivatives

The Embedded Derivatives were classified as liabilities, and each were interconnected and related to similar risk exposures, namely estimates and assumptions of: (i) Contact Gold's interest rate risk (changes in the Company's credit spread change the economic value of the redemption), (ii) the Company's foreign exchange rate risk exposure (as the foreign exchange rate, and (iii) the price of the Contact Shares and volatility thereof, impact the effective conversion price and number of Contact Shares issuable on conversion).  Accordingly, the Embedded Derivatives were valued together as one compound instrument. The estimated fair value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,649).

In addition to certain observable inputs, the valuation technique used significant unobservable inputs such that the fair value measurement was classified as Level 3.  Significant inputs into the determination of fair value included (i) the share price of the Contact Shares, (ii) historical volatility, (iii) rates from the USD-$ foreign exchange forward curve, and (iv) the USD risk-free rate curve and the $ risk-free rate curve.  The Company also concluded on probability weightings for the potential exercise and timing thereof of the (i) Change of Control Redemption Option , and (ii) Early Redemption Option , in the calculation each period. The nature of these judgments, and the factors management considered in determining the resultant calculation, are inherently uncertain and subject to change from period to period. Such changes could materially affect the fair value estimate of the embedded derivatives and the change from period to period.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8. REDEEMABLE PREFERRED SHARES (continued)

The fair value of the Embedded Derivatives immediately prior to the Redemption was determined to be $-nil reflecting in particular the elimination of any optionality for any potential exercise of the Conversion Option or Change of Control Redemption Option, and the certainty of exercise of the Early Redemption Option at a price equal to that of the Contact Shares issuable in the 2020 Prospectus.

A summary of changes to the value of the Embedded Derivatives in the comparative period is set out below:

January 1, 2020	$634,416
Change in fair value	(449,026)
June 30, 2020	$185,390

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

The Company's authorized share capital consists of an unlimited number of Contact Shares with no par value:

a) Issued and outstanding common shares

Changes in issued common share capital during the six months ended June 30, 2021:

(i) Exercise of RSUs: On March 10, 2021, 54,215 RSUs were exercised, and on March 31, 2021, a further 25,520 RSUs were exercised, resulting in the aggregate issuance of 79,735 Contact Shares (Note 9)(c)(iii).

(ii) Exercise of DSUs: On June 24, 2021, 444,445 DSUs were exercised, resulting in the issuance of 444,445 Contact Shares (Note 9 (c)(ii)).

Changes in issued common share capital during the six months ended June 30, 2020:

(iii) 2020 Private Placement: On May 22, 2020, the Company closed the third and final tranche of a non-brokered private placement, issuing in aggregate 12,500,000 "Units" at a price of $0.10 per Unit (the "2020 Private Placement"), each such Unit is comprised of one Contact Share and one share purchase warrant (a "PP Warrant") entitling the holder to purchase an additional Contact Share at a price of $0.15 per share for a period of 24 months from the issuance date of each PP Warrant. In the event that at any time between four months and one day following the closing date and the Expiry Date, the Contact Shares trade on the TSXV at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the PP Warrants by giving notice to the holders thereof and in such case the PP Warrants will expire on the 30th day after the date such notice is provided. Gross proceeds of $1,250,000 were raised in the 2020 Private Placement; a total of $84,116 in related share issue costs have been recorded to equity.

b) Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
	#	C$
Outstanding as at January 1, 2020	-	-
PP Warrants	12,500,000	0.15
Prospectus Warrants	36,935,000	0.27
Broker Warrants	4,255,125	0.27
Exercised	(140,000)	0.15
Outstanding as at December 31, 2020	53,550,125	0.24
Outstanding as at June 30, 2021	53,550,125	0.24

The remaining contractual life of Warrants outstanding as at June 30, 2021 is 1.15 years (December 31, 2020 is 1.65 years). An amount of $7,476 was recognized to share capital pursuant to the exercise of 140,000 PP Warrants during the year ended December 31, 2020.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Warrants (continued)

The fair value of each Warrant issued was determined using the Black Scholes valuation model; the significant inputs into the model were:

	PP Warrants	Prospectus Warrants	Broker Warrants
Share price	$0.145	0.185	0.185
Exercise price	$0.15	0.27	0.27
Volatility(1)	67%	67%	67%
Annual risk-free interest rate	0.32%	0.24%	0.24%
Fair value per Warrant	$0.05	$0.05	$0.05
Total value of issued Warrants	$667,106	$1,720,799	$198,246

(1) Volatility determined with reference to the Company's historical data matching the period of the Warrant's expected life and adjusted to better align with that which was recognized in determining the original value of the host instrument of the Preferred Shares.

c) Equity remuneration

Pursuant to the "Contact Gold Omnibus Stock and Incentive Plan" (the "Incentive Plan"), the "Contact Gold Restricted Share Unit Plan", and the "Contact Gold Deferred Share Unit Plan", the Company has established equity remuneration plans, that contemplate the award of Options, Restricted Shares, RSUs, or DSUs, all in compliance with the TSXV's policy for granting such awards.

Stock-based compensation expense for the three- and six-months ended June 30, 2021, was $74,147, and $229,062 (three- and six-months ended June 30, 2020: $ 43,544, and $153,049).  An additional amount of stock-based compensation expense of $74,327 was recognized in exploration and evaluation expenditures for the six months ended June 30, 2021 (six months ended June 30, 2020:  $37,053) (Note 6).  An expense of $97,500 was charged to wages and salaries relating to the award of DSUs during the six months ended June 30, 2021 (six months ended June 30, 2020:  $88,750).

  i) Options

Under the Incentive Plan, the maximum number of Contact Shares reserved for issuance may not exceed 16,500,000 Contact Shares together with any other security-based compensation arrangements, and further subject to certain maximums to individual optionees on a yearly basis. The exercise price of each Option shall not be less than the market price of the Contact Shares at the date of grant.  All Options granted to date have a five-year expiry from the date of grant. Vesting of Options is determined by the Board at the time of grant.

Subject to discretion of the Board and normal course regulatory approvals, Contact Shares are issued from treasury in settlement of Options exercised; otherwise the value of such Contact Shares may be payable in cash.

A summary of the changes in Options is presented below:

	Number of Options	Weighted Average Exercise Price $
Outstanding as at January 1, 2020	6,395,000	0.37
Granted	5,237,500	0.15
Forfeited or cancelled	(100,000)	0.415
Outstanding as at December 31, 2020	11,532,500	0.27
Granted	-	-
Forfeited or cancelled	-	-
Outstanding as at June 30, 2021	11,532,500	0.27

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Equity remuneration (continued)

(i) Options (continued)

The Company has awarded Options to directors, officers and other personnel as follows:

Grant Date	Number of Options	Exercise Price	Vesting
September 11, 2017	150,000	$ 0.75	vesting in thirds over a period of three years
November 24, 2017	200,000	$ 0.58	vesting in thirds over a period of three years
March 27, 2018	3,975,000	$ 0.39	vesting in thirds over a period of three years
April 17, 2018	150,000	$ 0.415	vesting in thirds over a period of three years
May 28, 2018	150,000	$ 0.295	vesting in thirds over a period of three years
April 3, 2019	1,670,000	$ 0.275	vesting in thirds over a period of three years
January 16, 2020	2,125,000	$ 0.19	vesting in thirds over a period of three years
December 23, 2020	3,112,500	$ 0.12	vesting in thirds over a period of three years

As at June 30, 2021, 6,750,833 Options have vested (December 31, 2020: 3,756,666).

Subsequent to period end an additional 125,000 Options were awarded to a new employee.

For the purposes of estimating the fair value of Options using Black-Scholes, certain assumptions are made such as expected dividend yield, volatility of the market price of the Contact Shares, risk-free interest rates and expected average life of the Options. Contact Gold bases its expectation of volatility on the volatility of similar publicly-listed companies, as the expected life of the Company's Options exceeds the Company's trading history.

The weighted average fair value of Options granted during the six months ended June 30, 2021, determined using Black-Scholes was $-nil (weighted average fair value to date: $0.27) per Option.  The remaining average contractual life of Options outstanding is 2.95 years.

  ii) Deferred Share Units

DSUs granted under the Contact Gold Deferred Share Unit Plan to Directors of the Company, have no expiration date and are redeemable upon termination of service.  Transactions relating to DSUs are summarised below:

Outstanding as at December 31, 2019	402,263
Granted	1,027,231
Exercised	-
Outstanding as at December 31, 2020	1,429,494

Granted	911,409
Exercised	(444,445)
Outstanding as at June 30, 2021	1,896,458

During the six months ended June 30, 2021, an amount of $97,500 was recognized to the value of contributed surplus relating to the award of these DSUs (six months ended June 30, 2020: $88,750).

On July 15, 2021, the Company awarded an aggregate of 444,443 DSUs to the independent directors with an total fair value of $40,000. DSUs granted under the Contact Gold Deferred Share Unit Plan, have no expiration date and are redeemable upon termination of service.

iii) Restricted Share Units

The Company has awarded a total of 561,710 RSUs, with an aggregate fair value of $84,150 to certain employees and officers of the Company. The RSUs vest in thirds over a period of three years, and each has an expiry date of December 31, 2023.  During the six months ended June 30, 2021, a total of $14,025 was recognized in stock-based compensation relating to the RSUs, including $4,124 recognised in exploration and evaluation (six months ended June 30, 2020: $4,721, and $2,222, respectively).

On March 10, 2021, 54,215 RSUs were exercised and on March 31, 2021, a further 25,520 RSUs were exercised, resulting in the aggregate issuance of 79,735 Contact Shares.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

  9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

iv) Restricted Shares

Restricted Shares granted under the Incentive Plan to an officer of the Company vest in thirds at the end of each year from the date of grant.  The Restricted Shares were deemed to have a fair value of $1.00 per Restricted Share on the date of grant, with reference to the price at which the Company issued the Contact Shares pursuant to the Subscription Receipt financing.

Transactions relating to Restricted Shares are summarised below:

Number of Restricted Shares
Outstanding as at December 31, 2018	66,667
Granted	-
Vested	-
Outstanding as at June 30, 2019	66,667

Outstanding as at December 31, 2019	33,334
Granted	-
Vested	-
Outstanding as at June 30, 2020	33,334

Outstanding as at December 31, 2020	-
Granted	-
Vested	-
Outstanding as at June 30, 2021	-

The Restricted Shares are issued from treasury with vesting conditions, as determined by the Board, on grant date. The fair value of the Restricted Shares is charged to contributed surplus and is expensed to the consolidated statements of loss (gain) and comprehensive loss over the vesting period.  There has been no impact to cash flows from the Restricted Shares.

d) Escrowed Contact Shares and other restrictions and obligations

So long as Waterton Nevada holds at least 15% of the issued and outstanding Contact Shares it has the right to maintain its pro rata interest in the Company in subsequent financings.  Waterton Nevada also holds certain registration rights as it relates to offerings of Contact Shares.

e) Gain or loss per share

Gain or loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of Contact Shares outstanding during the reporting period. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase Common Shares at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share relative to basic earnings per share and is only recognized when the effect is dilutive.

The calculation of basic and diluted gain or loss per Contact Share for six months ended June 30, 2021, was based on the loss attributable to common shareholders of $3,640,140 (six months ended June 30, 2020: 3,394,056), and a weighted average number of common shares outstanding of 240,819,003 (six months ended June 30, 2020: 87,150,544), including the Restricted Shares in each respective period.

Diluted gain or loss per share did not include the effect of 11,532,500 Options (December 31, 2020: 11,532,500; and January 1, 2020: 6,395,000) as they are anti-dilutive.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

10. RELATED PARTIES

In addition to the offices and directors of the Company, Contact Gold's related parties include (i) its subsidiaries; (ii) Waterton Nevada as a reflection of its approximate 41.85% ownership interest in the Company at June 30, 2021, and the right it holds to put forward two nominees to the Board; and (iii) Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director and officer of the Company.

Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer & VP Strategy, the Company's Executive Vice-President, and the VP Exploration.  The aggregate total compensation paid, or payable to key management for employee services is shown below:

	Six months ended
	June 30, 2021	June 30, 2020
Salaries and other short-term employee benefits	$432,718	$453,214
Share-based payments and Restricted Shares	236,864	267,076
Total	$669,582	$720,290

Options have previously been granted, and director fees were paid and payable (in the form of DSUs) to Mr. Charlie Davies, one of Waterton Nevada's Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

An amount of $30,000 (six months ended June 30, 2020: $30,000) was invoiced by Cairn for employee service; $5,000 is payable at June 30, 2020 (December 31, 2020: $-nil; and January 1, 2020: $60,000).  Mr. Farncomb's base salary is paid in part directly, and in part to Cairn in consideration of general management and administrative services rendered through Cairn.

11. SEGMENT INFORMATION

Reportable segments are those operations whose operating results are reviewed by the chief operating decision maker, being the individual at Contact Gold making decisions about resources to be allocated to a particular segment, and assessing performance provided those operations pass certain quantitative thresholds.

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA.  Accordingly, the Company's operations are in one commercial and two geographic segments.  The Contact Properties (Note 6) are held by the Company in Nevada.  The remaining assets, including cash and cash equivalents, prepaids and receivables reside in both of the Company's two geographic locations.

The Company is not exposed to significant operating risks as a consequence of the concentration of its assets in the United States. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss is distributed by geographic segment per the table below:

	Six months ended June 30, 2021	Six months ended June 30, 2020
Canada	1,570,820	2,593,112
United States	2,069,320	800,944
	3,640,140	3,394,056

Significant non-cash items, including accretion expense on the Preferred Shares of $-nil for the six months ended June 30, 2021 (June 30, 2020: $1,273,541) is reflected in the net loss attributable to Canada.  The net loss attributable to Canada for the six months ended June 30, 2021 also includes a non-cash gain on the Embedded Derivatives of $nil (six months ended June 30, 2020: gain of $449,026), and a non-cash foreign exchange impact from the Preferred Shares of $nil (six months ended June 30, 2020: loss of $631,055).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

12. MANAGEMENT OF CAPITAL AND FINANCIAL RISKS

The Company currently does not produce any revenue and has relied on existing balances of cash and cash equivalents, and capital financing to fund its operations. The Company's current capital consists of equity funding raised through issuances of Contact Shares, and a deficit incurred through operations.

The Company relies upon management to manage capital in order to safeguard the Company's ability to continue as a going concern, to pursue the exploration and development of unproven mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages its capital structure in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash; and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To facilitate this, management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. The Company believes that this approach is reasonable given its relative size and stage.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group, nor are there any externally imposed capital requirements.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2021.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash and cash equivalents, receivables, payables and accrued liabilities, and the Cobb Creek obligation.  Prior to the Redemption, the Preferred Shares and related Embedded Derivatives were also considered to be financial instruments, as were the Rights prior to their conversion.  It is management's opinion that (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in these Interim Financial Statements.

Prior to the Redemption, the Preferred Shares and the Embedded Derivatives were both considered to be Level 3 type financial liabilities, with each determined by observable data points, in particular the Company's share price, the rate of USD-$ foreign and the Company's credit spread, with reference to current interest rates and yield curves.

As the Company is currently in the exploration phase, none of its financial instruments are exposed to commodity price risk; however, the Company's ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  The balance of receivables due and  (in comparative periods) the Bonding Deposit, are with the Canadian and United States government, respectively. As at June 30, 2021, the balance of cash and cash equivalents held on deposit was $1,966,103 (December 31, 2020: $4,753,148; and January 1, 2020: $844,169).

The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

12. MANAGEMENT OF CAPITAL AND FINANCIAL RISKS (continued)

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

Except for the values of the Preferred Shares (Note 8; prior to Redemption), and other non-current liabilities (Note 6(c)), the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's exploration property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $15,415 increase or decrease respectively, in the Company's cash balance at June 30, 2021. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS

These Interim Financial Statements are the first presentation of the Company's consolidated financial statements since the Re-adoption.

IFRS employs a conceptual framework that is similar to US GAAP.  However, significant differences exist in certain matters of recognition, measurement and disclosure.  Pursuant to IAS 8, and with general application of and selected disclosures from IFRS 1, the Company has applied IFRS retrospectively, and accordingly, has:

1. adjusted amounts reported previously in consolidated financial statements prepared in accordance with US GAAP;

2. reclassified the comparative financial statements to conform to the presentation of the current period financial statements; and

3. prepared its January 1, 2020 opening IFRS balance sheet, by applying existing IFRS standards in effect at the release of these financial statements, with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied (the "Opening Balance Sheet").

While adoption of IFRS has not changed the Company's cash flows, it has resulted in changes to the Company's reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company's US GAAP Statement of Loss and Comprehensive Loss, Statement of Financial Position and Statement of Equity (i) as at January 1, 2020, (ii) as at and for the year ended December 31, 2020, and (iii) as at and for the six-months ended June 30, 2020 have been reconciled to IFRS, with the resulting differences explained below.

Estimates under IFRS at the date of transition to IFRS are consistent with estimates made for the same date under US GAAP.

a. RTO Transaction

Pursuant to US GAAP, the RTO Transaction, was measured at the carrying value of the net assets of Winwell that were acquired and liabilities assumed ($568,739), less RTO transaction costs ($321,268); the result of which was an adjustment through share capital, reducing equity by $247,471, with the RTO transaction costs recorded as a charge to accumulated deficit.

The recognition and accounting treatment of the RTO Transaction pursuant to IFRS is to adjust the value of consideration paid ($2,769,486) for the value of Winwell's net assets acquired and liabilities assumed ($568,739) in determining a non-cash "listing expense" of $2,200,747, recorded to the consolidated statement of loss and comprehensive loss during the year ended December 31, 2017.

The effect of Re-adoption, and as reflected on the Opening Balance Sheet was an increase to accumulated deficit by $2,522,015, with a corresponding and offsetting increase to the value of share capital.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

b. Deferred tax attribution on acquisition of the Contact Properties

Pursuant to US GAAP, a deferred tax liability ("DTL") is recognized for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.  Accordingly, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

Using a recognized simultaneous equations method, the Company calculated a DTL (in respect of Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%)), on the respective values of the exploration property assets it has acquired (the "grossed-up value").

In the Clover Acquisition, the aggregate grossed-up value included a DTL of $2,149,915.

In subsequent periods the Company also made the following acquisitions, each of which include attribution of the DTL (determined at the date of each respective acquisition) recognized to the statement of financial position:

- Pony Spur: On September 11, 2017, the Company acquired additional claims through a purchase of what was known as the "Pony Spur" property (now part of Pony Creek).  A DTL of $7,437 was recognized pursuant to the acquisition.

- Poker Flats: On September 11, 2017, the Company acquired additional claims through a purchase of what was known as the "Poker Flats property (now part of Dixie Flats). A DTL of $3,407 was recognized pursuant to the acquisition.

- Cobb Creek: On November 7, 2017, the Company acquired the remaining 51% interest in the Cobb Creek property from the Cobb Counterparty in exchange for six annual payments of USD 30,000; the first 3 of which have been paid.  A DTL of $8,213 was recognized pursuant to the acquisition.

- Lumps, Umps & East Bailey:  On February 6, 2018, the Company acquired claim blocks known as the Lumps, Umps & East Bailey, which are contiguous to Pony Creek. A DTL of $8,260 was recognized pursuant to the acquisition.

- Green Springs: On July 23, 2019, the Company entered into the Green Springs Option securing an option to purchase a 100% interest in the Green Springs property.  The Company issued consideration in Contact Shares and cash upon entering into the agreement, and subsequently issued additional Contact Shares in satisfaction of the first anniversary payment. A DTL of $23,083 was recognized pursuant to the acquisition.

In IFRS, a deferred tax liability is recognized for a temporary difference, except to the extent the deferred tax liability arises from:

  the initial recognition of goodwill; or
  the initial recognition of an asset or liability in a transaction that:

- is not a business combination; and

- at the time of the transaction, affects neither accounting profit nor taxable profit.

The grossed-up value is not reflected on the value of the Contact Properties determined under IFRS.

The Company recognized an impairment loss on the statement of loss and comprehensive loss on certain of the Contact Properties further to a decision to dispose or abandon a particular exploration property.  The amount of such impairment typically reflects the grossed-up value.  A list of such impairment charges and the different amounts recognized pursuant to IFRS follows:

- Golden Cloud, and Santa Renia: On November 27, 2018, the Company closed a transaction to sell its Golden Cloud and Santa Renia properties to Waterton Nevada.  The Company recognized a $1,962,061 loss on the transaction in the year ended December 31, 2018 in its US GAAP financial statements.  An additional impairment amount of $132,790 relating to deferred taxes was treated as a tax recovery recognized to the statement of loss and comprehensive loss. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Woodruff: During the year ended December 31, 2018, the Company determined to impair those mineral property claims that comprise the Woodruff property.  Accordingly, the carrying value of Woodruff was written down to $nil.  The impairment recognized pursuant to US GAAP, includes an additional amount of $4,483 relating to deferred taxes which was treated as a tax recovery recognized to the statement of loss and comprehensive loss.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

b. Deferred tax attribution on acquisition of the Contact Properties (continued)

- Dry Hills, and Rock Horse:  During the six-month period ended June 30, 2019, the Company determined to abandon those exploration property claims that comprise the Dry Hills, and Rock Horse properties; accordingly, the carrying value of these properties was written down by $1,381,434 in its US GAAP financial statements to $nil.  The impairment recognized pursuant to US GAAP, includes an additional amount of $69,072 relating to deferred taxes which was treated as a tax recovery, and recognized to the statement of loss and comprehensive loss. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Dixie Flats and North Star:  On January 11, 2021, Clover granted an arms' length private company the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star, and Woodruff properties. The Company determined to write-down the value of North Star by $616,475 in its US GAAP financial statements to $nil, and Dixie Flats by $2,757,688 to $776,888. The impairment recognized pursuant to US GAAP, includes an additional amount of $175,965 relating to deferred taxes which was treated as a tax recovery, and recognized to the statement of loss and comprehensive loss.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Wilson Peak: As a consequence of the Wilson Peak Option, on November 20, 2020, the Company recognized a write-down to the value of Wilson Peak of $412,827, with an additional amount of $21,167 relating to deferred taxes written-off, and treated as a tax recovery in its US GAAP financial statements.  There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

- Hot Creek, Rock Creek, and Sno:  The write-down recognised on the value of Wilson Peak gave rise to a write-down in its US GAAP financial statements to the values of the Hot Creek, Rock Creek, and Sno properties of $3,013,326, in aggregate, with an additional amount of $163,066 relating to deferred taxes, and treated as a tax recovery. There was no similar tax recovery amount recognized when determined using values determined in accordance with IFRS.

The aggregate deferred tax-related impact of Re-adoption, as reflected on the Opening Balance Sheet is (i) a decrease to the carrying value of the Contact Properties; (ii) a decrease to accumulated deficit with the aggregate tax recovery recognized; and (iii) a decrease to the value of the deferred tax balance disclosed in the financial statement tax note.

c. Reclamation obligations and other provisions and contingencies

US GAAP requires the discount rate to be used to depend upon the nature of the provision. However, when a provision is measured at fair value, the time value of money and the risks specific to the liability should be considered.

In IFRS, the discount rate used should be a pre-tax discount rate that reflects current market assessments of the time value of money, and risks specific to the liability that have not been reflected in the best estimate of the expenditure. The increase in the provision due to the passage of time is recognized as an interest expense.

There was no impact on Re-adoption.

d. Income and loss per share

Income and loss per common share is calculated in US GAAP by deducting both the dividends declared in the period (whether or not paid) and the dividends accumulated for the period on preferred shares (whether or not earned) from the income or loss for the period, and dividing the result by the weighted average number of common shares outstanding during the period.

Under IFRS, the inclusion of accumulated dividends on preferred shares is not included; and accordingly the income or loss per share differs than that reported under US GAAP.

e. Estimates and judgements

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error.  In the Company's case with Re-adoption, all estimates  are consistent with its US GAAP estimates for the same date.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

The January 1, 2020, US GAAP statement of financial position (the Opening Balance Sheet) has been reconciled to IFRS as follows:

	Ref.	US GAAP	Re-adoption adjustments		IFRS
Assets
Current assets
Cash and cash equivalents		$844,169	$-		$844,169
Prepaids and deposits		301,879	-		301,879
Receivables		92,695	-		92,695
Total current assets		$1,238,743	$-		$1,238,743

Non-current assets
Marketable securities		$56,250	$-		$56,250
Bonding deposit		-	-		-
Fixed assets		16,212	-		16,212
Exploration properties	(b)	38,364,014	(1,918,202	) (1)	36,445,812
Total non-current assets		$38,436,476	$(1,918,202)		$36,518,274

Total assets		$39,675,219	$(1,918,202)		$37,757,017

Liabilities and shareholders' equity
Current liabilities
Payables and accrued liabilities		$468,058	$-		$468,058
Other current liabilities		33,376	-		33,376
Total current liabilities		$501,434	$-		$501,434

Non-current liabilities
Redeemable preferred stock		$13,246,524	$-		$13,246,524
Other non-current liabilities		51,622	-		51,622
Deferred tax liability	(b)	1,918,202	(1,918,202)		-
Total non-current liabilities		$15,216,348	$(1,918,202)		$13,298,146

Total liabilities		$15,717,782	$(1,918,202)		$13,799,580

Shareholders' equity
Share capital		$44,562,187	$2,522,016		$47,084,203
Contributed surplus		3,012,870	-		3,012,870
Accumulated other comprehensive loss		(1,398,180)	-		(1,398,180)
Accumulated deficit	(a), (b)	(22,219,440)	(2,522,016)		(24,741,456)
Total shareholders' equity		$23,957,437	$-		$23,957,437

Total liabilities and shareholders' equity		$39,675,219	$(1,918,202)		$37,757,017

(1) Adjustment for deferred tax reflects the opening balance from the Clover Acquisition of $2,149,915, adjusted for the tax recovery recognized on the disposals and impairments recognized on the Golden Cloud, Santa Renia, Woodruff, Dry Hill, and Rock Horse properties, and the deferred tax balance arising from the acquisitions in prior to the period. (Note 13(b)).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

The December 31, 2020, US GAAP statement of financial position has been reconciled to IFRS as follows:

	Ref.	US GAAP	Re-adoption adjustments		IFRS
Assets
Current assets
Cash and cash equivalents		$4,753,148	$-		$4,753,148
Prepaids and deposits		335,907	-		335,907
Receivables		73,889	-		73,889
Total current assets		$5,162,944	$-		$5,162,944

Non-current assets
Marketable securities		$150,000	$-		$150,000
Bonding deposit		-	-		-
Fixed assets		8,257	-		8,257
Exploration properties	(b)	30,760,396	(1,538,018	) (1)	29,222,378
Total non-current assets		$30,918,653	$(1,538,018)		$29,380,635

Total assets		$36,081,597	$(1,538,018)		$34,543,579

Liabilities and shareholders' equity
Current liabilities
Payables and accrued liabilities		$379,765	$-		$379,765
Other current liabilities		32,733	-		32,733
Total current liabilities		$412,498	$-		$412,498

Non-current liabilities
Redeemable preferred stock		$-	$-		$-
Other non-current liabilities		169,195	-		169,195
Deferred tax liability	(b)	1,538,018	(1,538,018)		-
Total non-current liabilities		$1,707,213	$(1,538,018)		$169,195

Total liabilities		$2,119,711	$(1,538,018)		$581,693

Shareholders' equity
Share capital		$69,865,410	$2,522,016		$72,387,426
Contributed surplus		6,075,498	-		6,075,498
Accumulated other comprehensive loss		(2,045,437)	-		(2,045,437)
Accumulated deficit	(a), (b)	(39,933,585)	(2,522,016)		(42,455,601)
Total shareholders' equity		$33,961,886	$-		$33,961,886

Total liabilities and shareholders' equity		$36,081,597	$(1,538,018)		$34,543,579

(1) Adjustment for deferred tax reflects the opening balance from the Clover Acquisition of $2,149,915, adjusted for the tax recovery recognized on the disposals and impairments recognized on the Golden Cloud, Santa Renia, Woodruff, Dry Hill, Rock Horse, Dixie Flats, North Star, Wilson Peak, Hot Creek, and Sno properties, and the deferred tax balance arising from the acquisitions in prior to the period (Note 13(b)).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

The US GAAP statement of loss and comprehensive loss for the year ended December 31, 2020, has been reconciled to IFRS as follows:

	Ref.	US GAAP	Re-adoption adjustments		IFRS
Operating expenses:
Write down of exploration properties		$6,962,863	$(360,198	)(1)	$6,602,665
Loss on redemption of Preferred Shares		3,605,230	-		3,605,230
Exploration and evaluation expenditures		3,265,778	-		3,265,778
Accretion of redeemable preferred stock obligation		1,956,008	-		1,956,008
Wages and salaries		1,273,182	-		1,273,182
Professional, legal, and advisory fees		524,049	-		524,049
Foreign exchange loss		413,769	-		413,769
Stock-based compensation		266,774	-		266,774
Administrative, office, and general		246,592	-		246,592
Investor relations, promotion, and advertising		180,835	-		180,835
Accretion of Cobb Creek obligation		15,927	-		15,927
Interest and other income		(2,247)	-		(2,247)
Gain on embedded derivatives		(634,417)	-		(634,417)

Loss before income taxes		$18,074,343	$(360,198)		$17,714,145
Tax recovery	(b)	(360,198)	360,198		-
Loss for the year		$17,714,145	$-		$17,714,145

Other comprehensive loss (gain)
Net fair value loss on financial assets		(18,750)	-		(18,750)
Exchange difference on translation of foreign operations		(628,507)	-		(628,507)
Comprehensive loss for the year		$18,361,402	$-		$18,361,402

Loss per Contact Share
Basic and diluted loss per share		$0.14			$0.14
Weighted average number of Contact Shares (basic and diluted)		128,707,739			128,707,739

(1) Adjustment for the impairment of the deferred tax balance recognized on the Dixie Flats, North Star, Wilson Peak, Hot Creek, and Sno properties (Note 13(b)).

The Re-adoption did not have a significant impact on the Company's consolidated statements of loss and comprehensive loss, or the statement of cash flows for the three- and six-month periods ended June 30, 2020. As a result, no quantitative reconciliation was performed.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2021, and 2020 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

The US GAAP Statement of Equity as at each of January 1, 2020, June 30, 2020 and December 31, 2020 have been reconciled to IFRS as follows:

	Ref.	December 31, 2020	June 30, 2020	January 1, 2020
Total Equity (US GAAP)		$33,961,885	$23,832,374	$23,957,436
Listing expense on RTO Transaction	(a)	(2,200,747)	(2,200,747)	(2,200,747)
Accumulated RTO Expense	(a)	(321,268)	(321,268)	(321,268)
Accumulated deficit	(a)	2,522,016	2,522,016	2,522,016

Total Equity (IFRS)		$33,961,886	$33,961,886	$23,957,437

ITEM 4. Exhibits

Index to Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation(1)
2.3	Bylaws (Previously filed as Exhibit 2.2)(1)
6.1	Investor Rights Agreement, dated as of June 7, 2017(1)
6.2	Governance and Investor Rights Agreement, dated as of June 7, 2017(1)
6.3	Employment Agreement with Matthew Lennox-King, dated as of June 7, 2017(1)
6.4	Employment Letter with Andrew Farncomb, dated as of June 7, 2017(1)
6.5	Employment Agreement with John Wenger, dated as of June 7, 2017(1)
6.8	Employment Agreement with Vance Spalding, dated as of June 7, 2017(1)
6.9	Contact Gold Corp. Stock and Incentive Plan (as amended, effective May 28, 2020)(4)
6.10	Contact Gold Corp. Deferred Share Unit Plan (as amended, effective May 28, 2020)(4)
6.11	Contact Gold Corp. Restricted Share Unit Plan (as amended, effective May 28, 2020)(4)
6.12	Restricted Stock Agreement with Vance Spalding, dated as of June 7, 2017(1)
6.13	Binding Letter of Intent with Waterton Nevada Splitter, LLC(2)
6.14	Arrangement Agreement(3)
7.1	Plan of Arrangement with Winwell Ventures Inc. and Carlin Opportunities, dated as of December 8, 2016, as amended on January 31, 2017(1)
7.2	Amending Agreement #1 to Plan of Arrangement, dated January 31, 2017(1)
7.3

Securities Exchange Agreement with Waterton Nevada Splitter, LLC, Clover Nevada II LLC, Carlin Opportunities Inc. and Winwell Ventures Inc., dated as of December 8, 2016, as amended on January 31, 2017(1)

7.4	Amending Agreement #1 to Securities Exchange Agreement, dated January 31, 2017(1)

(1) Previously filed on Form 1-A on April 10, 2019 (SEC File No. 024-10984), and incorporated herein by reference.

(2) Previously filed on Form 1-A on August 6, 2020 (SEC File No. 024-11290), and incorporated herein by reference.

(3) Previously filed on Form 1-U on April 26, 2021 (SEC File No. 024-11290), and incorporated herein by reference.

(4) Previously filed as on Form 1-U on May 5, 2022 (SEC File No. 024-11290), and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date  August 20, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Matthew Lennox-King
Matthew Lennox-King, Chief Executive Officer
(Principal Executive Officer)

Date:  August 20, 2021

By:	/s/ John Wenger
John Wenger, Chief Financial Officer
(Principal Accounting Officer)

Date:  August 20, 2021